PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Primero Mining Corp. (“Primero” or the “Company”) should be read in conjunction with the audited consolidated financial statements of the Company as at and for the year ended December 31, 2010. Additional information on the Company, including its Annual Information Form for the year ended December 31, 2010, which is expected to be filed by March 31, 2010, can be found under Primero’s profile at www.sedar.com.

Management is responsible for the preparation of the financial statements and MD&A. The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). All dollar figures in this MD&A are expressed in US dollars, unless stated otherwise.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Risks and uncertainties” and “Cautionary statement on forward-looking information” sections at the end of this MD&A.

This MD&A presents financial data on Primero as well as operating and financial data on the San Dimas Mine. The financial data on Primero reflects operations of the San Dimas Mine from August 6, 2010, the date of acquisition. Some of the operating and financial data on the San Dimas Mine relates to the period before Primero’s ownership, which is being provided to assist readers to understand possible trends in key performance indicators of the mine. Readers are cautioned that some data presented in this MD&A may not be directly comparable.

Note 2010 basic per share calculations in this MD&A for the year ended and the fourth quarter ended December 31, 2010 are based on 37.0 million and 87.7 million weighted average outstanding common shares, respectively. Unless otherwise stated in this MD&A, per share information has been calculated using the basic weighted average number of shares outstanding, which is the same as diluted weighted average number of shares outstanding for all periods except the three months ended December 31, 2010.

This MD&A has been prepared as of February 23, 2011.

2010 HIGHLIGHTS

  Closed the acquisition of the San Dimas gold-silver mining operations (the “San Dimas Mine”) in August 2010, transforming Primero from an exploration company to a precious metals producer;

  Completed a $292 million equity financing primarily to fund the cash portion of the San Dimas purchase;

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

  Produced 24,771 gold equivalent ounces during the fourth quarter and 37,378 gold equivalent ounces in the period from August 6 to December 31, 2010¹;

  For the year, San Dimas produced 100,266 gold equivalent ounces, compared to 133,851 gold equivalent ounces in 2009;

  Incurred total cash costs of $645 per gold equivalent ounce for the fourth quarter, compared to $411 per ounce in 2009, and $584 per gold equivalent ounce for the year, compared to $407 per gold equivalent ounce in 2009. On a by-product basis, cash costs were $524 per gold ounce for the fourth quarter and $471 per gold ounce for the year, compared to $307 per gold ounce and $301 per gold ounce, respectively, in 20092;

  Earned net income of $1.8 million for the fourth quarter ($0.02 per share) and incurred net loss of $34.5 million ($0.93 per share) for the year, compared to net losses of $0.3 million ($0.11 per share) and $0.8 million ($0.36 per share), respectively, in 2009;

  Earned adjusted net income3 of $3.1 million ($0.03 per share) for the fourth quarter and incurred adjusted net loss of $7.4 million ($0.20 per share) for the year, compared to adjusted net losses of $0.3 million ($0.11per share) and $0.8 million ($0.36 per share), respectively, in 2009;

  Increased reserves and resources to record levels at December 31, 2010;

  Discovered new high grade veins in Sinaloa Graben, reinforcing this area as source of potential significant future production growth;

  Forecast production of 110,000-120,000 gold equivalent ounces in 20114, 15% more than 2010;

  Announced an expansion and optimization plan to produce approximately 200,000 gold equivalent ounces per year from San Dimas in 2013: and

  Plan to spend $31 million on capital expenditures in 2011 to expand underground development and exploration drilling and drifting.

(1) “Gold equivalent ounces” include silver ounces produced, and converted to a gold equivalent based on a ratio of the average commodity prices received for each period. The ratio for the fourth quarter of 2010 was 336:1 based on the realized prices of $1,359 per ounce of gold and $4.04 per ounce of silver, as per the silver purchase agreement. The ratio for the period August 6, 2010 to December 31, 2010 was 329:1.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

(2) Total cash costs per gold equivalent ounce and total cash costs on a by-product basis are non-GAAP measures. Total cash costs per gold equivalent ounce is defined as cost of production (including refining costs) divided by the total number of gold equivalent ounces produced. Total cash costs on a by-product basis are calculated by deducting the by-product silver credits from operating costs. The Company reports total cash costs on a production basis. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. As such, they are unlikely to be comparable to similar measures presented by other issuers. In reporting total cash costs per gold equivalent and total cash costs on a by-product basis, the Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to “Selected quarterly financial data: Non-GAAP measure – Cash costs per gold ounce” below for a reconciliation of cash costs per gold ounce on both a by-product and gold equivalent basis to reported operating expenses (the most directly comparable GAAP measure).

(3)Adjusted net earnings and adjusted net earnings per share are non-GAAP measures. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to “Selected quarterly financial data: Non-GAAP measures – Adjusted net loss” for a reconciliation of adjusted net earnings to reported net earnings.

(4) Material assumptions used in 2011 forecast include an average gold price of $1,400 per ounce; an average silver price of $6.63 per ounce (reflecting ounces sold to silver Wheaton Caymans at $4.04 per ounce and ounces sold at an assumed spot price of $24 per ounce), and foreign exchange rates of 1.05 Canadian dollars and 13 Mexican pesos to the US dollar

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

OVERVIEW

Primero is a Canadian-based precious metals producer with operations in Mexico. The Company is focused on building a portfolio of high quality, low cost precious metals assets in the Americas through acquiring, exploring, developing and operating mineral resource properties. Primero currently has one producing property – the San Dimas Mine, which it acquired on August 6, 2010. The Company also has one exploration property, Ventanas, located in Durango State, Mexico.

The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol P. In addition, Primero has common share purchase warrants which trade on the TSX under the symbol P.WT.

The Company intends to transition from being a single-asset gold producer to becoming an intermediate gold producer. The San Dimas Mine is an established property with a long operating history and a record of reserve replacement, resource conversion and exploration success. The Company plans to achieve its goal of being an intermediate gold producer, with a target of 375,000 ounces of annual gold production by 2013, by increasing production at the San Dimas Mine and completing further acquisitions of precious metals properties primarily in Latin America.

The Company believes that the San Dimas Mine provides a solid production base with immediate opportunities to optimize mine capacity, increase mill throughput and expand production. In January 2011, the Company outlined plans to double annual production to approximately 200,000 ounces (gold equivalent) in 2013. The Company believes that it can continue to expand reserves by focussing new drilling programs on areas of good exploration potential – principally the Sinaloa Graben block and the Arana Hanging Wall.

RECENT CORPORATE DEVELOPMENTS

Acquisition of San Dimas Mine

On August 6, 2010, the Company acquired the San Dimas Mine, which is located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states. This was achieved by acquiring 100% of the assets and liabilities of the operations from Desarrolos Mineros San Luis S.A. de C.V. (“DMSL”), a subsidiary of Goldcorp Inc. In addition to the San Dimas Mine, the Company acquired all of the shares of Silver Trading (Barbados) Ltd., which is party to a silver purchase agreement with Silver Wheaton Corp. and Silver Wheaton Caymans Ltd., as well as all of the rights to the Ventanas exploration property, located in Durango state, Mexico.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

The fair value of the consideration transferred to acquire the San Dimas Mine was $489.1 million, which comprised $219.9 million in cash, $159.2 million in common shares, $60 million in a 3% convertible note and $50 million in a 6% promissory note.

Public Offering

On July 20, 2010, the Company issued 50,000,000 subscription receipts at a price of Cdn$6.00 per subscription receipt (the “Subscription Receipts”) for gross proceeds of $292 million. Each Subscription Receipt converted into one common share and 0.4 of a common share purchase warrant on August 6, 2010 concurrent with the Company’s acquisition of the San Dimas mines. Each whole common share purchase warrant is exercisable to purchase one common share at a price of Cdn$8.00 per share until July 20, 2015.

Share Consolidation

At the Company’s annual general meeting on June 28, 2010, shareholders approved a share consolidation of between five and 20 pre-consolidation common shares for one post-consolidation common share effective immediately before the completion of the San Dimas acquisition. The Board of Directors subsequently determined that the consolidation ratio would be 20 to one. The shares of the Company began trading on a consolidated basis on August 6, 2010. All references to common shares, stock options, phantom share units and common share purchase warrants and per share amounts for all periods have been adjusted retrospectively to reflect the common share consolidation.

Concurrent with the share consolidation, the Company changed its name from Mala Noche Resources Corp. to Primero Mining Corp.

TSX Listing

On August 19, 2010 the Company’s common shares and common share purchase warrants commenced trading on the TSX. Before that date, the shares and warrants traded on the TSX Venture Exchange.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Changes to the Board and Management

During 2010, Primero strengthened its corporate team with the addition of several respected and experienced mining executives, including Joseph Conway as CEO and President. Mr.Conway was formerly President and CEO of IAMGOLD Corporation, and grew that corporation from a $50 million joint venture company to a $6 billion leading intermediate gold producer. New board members include Timo Jauristo and Rohan Hazelton, senior officers of Goldcorp Inc., Robert Quartermain, former CEO of Silver Standard Resources Inc., Grant Edey, former CFO of IAMGOLD Corporation, and Michael Riley, retired senior audit partner from Ernst & Young LLP.

The Company believes that its board and management have the right set of skills and experience to achieve the next phase of Primero’s development into an intermediate gold producer.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

SUMMARIZED ANNUAL DATA

On August 6, 2010, the Company acquired the San Dimas Mine. Prior to this date, the Company did not have any operating properties. Hence there are no operating data, revenue and earnings from mine operations in 2009 and 2008. The operating data, revenue and earnings from mine operations in 2010 are for the period from August 6, 2010 to December 31, 2010.

	Year ended December 31,
	2010	2009	2008
Operating Data
Tonnes of ore milled	257,230	-	-
Produced
Gold equivalent (ounces)	37,378¹	-	-
Gold (ounces)	31,943	-	-
Silver (million ounces)	1.79
Sold:		-	-
Gold equivalent (ounces)	45,394	-	-
Gold (ounces)	39,174
Silver (million ounces):	2.04	-	-
Average realized prices:		-	-
Gold ($/ounce):	1,328
Silver ($/ounce):	4.04²	-	-
Total cash costs (per gold ounce):		-	-
Gold equivalent basis	$642
By-product basis	$525	-	-

Financial Data

(in thousands of US dollars except per share amounts)
Revenues	60,278	-	-
Earnings from mine operations	14,145	-	-
Net loss	(34,487)	(783)	(644)
Basic and diluted loss per share	(0.93)	(0.36)	(0.90)
Operating cash flows before working capital changes	11,697	(660)	(153)
Assets
Mining interests	485,777	1,590	1,281
Total assets	658,150	2,800	1,584
Liabilities
Long-term liabilities	114,928	-	-
Total liabilities	227,286	170	224
Shareholders' equity	430,864	2,630	1,359
Weighted average shares outstanding (basic) (000's)	37,031	2,158	713

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

¹ “Gold equivalent ounces” includes silver ounces produced, and converted to a gold equivalent based on a ratio of the average commodity prices received for each period. The ratio for 2010 was 329:1 based on the realized prices of $1,328 per ounce of gold and $4.04 per ounce of silver

² Due to a silver purchase agreement originally entered into in 2004, all silver produced in 2010 was sold to Silver Wheaton Caymans at a fixed price of $4.04 per ounce.

The Company generated $14.1 million of earnings from mine operations in 2010 from selling 39,174 ounces of gold and 2.04 million ounces of silver and incurring total cash costs of $642 per gold equivalent ounce. The net loss for the year was $34.5 million ($0.93 per share) and included $27.1 million of non-recurring expenses related to the acquisition of the San Dimas Mine, comprising $10.3 million of transaction costs, a $12.5 million legal settlement and a $4.3 million fair value adjustment to inventory that was sold.

Operating and financial data for 2009 and 2008 are not comparable to 2010 since the Company had no mining operations prior to the acquisition of the San Dimas Mine in August 2010.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

SUMMARIZED QUARTERLY DATA

	Three months ended
	December	September	June 30,	March
	31, 2010	30, 2010¹	2010	31, 2010
Operating Data
Tonnes of ore milled	168,875	88,355	-	-
Produced
Gold equivalent (ounces):	24,771	12,607	-	-
Gold (ounces):	21,171	10,772	-	-
Silver (million ounces):	1.21	0.57
Sold			-	-
Gold equivalent (ounces):	30,480	14,914	-	-
Gold (ounces):	27,329	11,845
Silver (million ounces):	1.06	0.98	-	-
Average realized prices:
Gold ($/ounce):	1,359	1,257	-	-
Silver ($/ounce):	4.04	4.04	-	-
Total cash costs (per gold ounce):
Gold equivalent basis	645	633	-	-
By-product basis	524	526	-	-

Financial Data
(in thousands of US dollars except per share amounts)
Revenue	41,425	18,853	-	-
Earnings from mine operations	13,250	895	-	-
Net income (loss)	1,827	(33,261)	(2,886)	(168)
Basic income (loss) per share	0.02	(0.64)	(0.96)	(0.06)
Operating cash flows before working capital changes	14,044	(27)	(2,162)	(159)

¹ Operating data is for the period from August 6 to September 30, 2010

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

The acquisition of the San Dimas Mine was completed on August 6, 2010, resulting in 55 days of operations in the third quarter. Higher revenue increased earnings from mine operations to $13.3 million in the fourth quarter from $0.9 million in the third quarter. Net income in the fourth quarter was $1.8 million ($0.02 per share).

The net loss of $33.3 million in the third quarter included $24.1 million of non-recurring expenses related to the acquisition of the San Dimas Mine, comprising $7.7 million of transaction costs, a $12.5 million legal settlement, and a $4.0 million fair value adjustment to inventory that was sold in the quarter. The fourth quarter net income included $1.2 million of such costs.

OUTLOOK

Primero expects the improvement in production which it achieved in the fourth quarter of 2010 to continue in 2011. The Company expects to produce between 110,000 and 120,000 gold equivalent ounces, an increase of about 15% over 2010, based on higher throughput and grades and the impact of the revised silver purchase agreement entered into on the acquisition of the San Dimas Mine. The Company’s forecast for 2011 is summarized in the table below:

Throughput (tonnes)	600,000-650,000
Average mill head grade (grams/tonne)
– Gold	4.8
– Silver	250
Production (ounces)
– Gold equivalent	110,000-120,000
– Gold	90,000-100,000
– Silver	4,500,000-5,000,000
Total cash costs (per gold ounce)
– Gold equivalent basis	$550-$570
– By-product basis	$350-$370

2011 is expected to be a transition year as underground development is advanced to sustain the mill throughput at 1,900 tonnes per day. Gold grade is expected to increase over 2010 levels to average around 4.8 grams per tonne as the Company plans to mine in stopes with higher grade ore, based on recent drilling results. Cash flow will increase and cash costs will decrease as a result of selling a portion of the silver production at spot prices rather that the fixed price required under earlier forms of the silver purchase agreement with Silver Wheaton Caymans. Since August 6, 2010 the Company has been entitled to sell 50% of the silver produced at spot prices, after the first 3.5 million ounces of silver are delivered to Silver Wheaton Caymans. By December 31, 2010, the Company had delivered 2.04 million ounces and management expects at current run rates it will begin selling silver at spot prices during the second quarter of 2011.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Material assumptions used to forecast total cash costs for 2011 include an average gold price of $1,400 per ounce; an average silver price of $6.63 per ounce (reflecting ounces sold to Silver Wheaton Caymans at $4.04 per ounce and ounces sold at an assumed spot price of $24 per ounce), and foreign exchange rates of 1.05 Canadian dollars and 13 Mexican pesos to the US dollar.

The Company expects to spend approximately $31 million on capital expenditures in 2011, a similar amount as 2010; however, the focus in 2011 is on growth, with underground development and exploration drilling at the San Dimas Mine accounting for 75% of total anticipated capital expenditures. Development drifting is expected to increase by 50% to $11.4 million, representing 8,900 metres, up from 6,100 metres in 2010. Exploration spending is planned to double to $12 million in 2011, representing 53,000 metres of diamond drilling and 3,800 metres of exploration drifting, up from 42,000 metres of drilling and 315 metres of drifting in 2010. The Company expects to operate 12 drill rigs throughout 2011, compared with nine in 2010. The Company expects that these capital expenditures will position it for additional growth in production in 2012 and beyond. Development drilling in 2011 will be focused on the main mining (Central Block) and exploration (Sinaloa Graben) areas at the San Dimas Mine. In 2011, the majority of the ore is anticipated to come from the Central Block with a small amount from the higher-grade Sinaloa Graben. The full impact of the Sinaloa Graben is expected to begin to be seen in 2012 and 2013 and by 2015 this area is expected to contribute 50% of the ore milled.

By 2012 the Company’s goal is to ensure that throughput is consistently above the mill’s current capacity of 2,100 tonnes per day, warranting the estimated $4.5 million investment to expand the mill to 2,500 tonnes per day. By 2013 the mill expansion is expected to be completed and throughput could average 2,500 tonnes per day at higher grades due to the contribution of the higher-grade Sinaloa Graben ore. Production in 2013 is expected to approach 200,000 gold equivalent ounces (about 130,000 to 140,000 ounces of gold and 8.0 to 8.1 million ounces of silver) representing almost double the gold equivalent production from 2010 levels. Total cash costs are expected to trend below $450 per gold equivalent ounce over this three-year period.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

REVIEW OF OPERATIONS

San Dimas Mine

The following table discloses operating data for the San Dimas Mine for the period of Primero’s ownership from August 6 2010 to December 31, 2010 as well as for the three months ended December 31, 2010 and the preceding four quarters. Before August 6, 2010, the San Dimas Mine was owned by DMSL and operating data for all periods up to this date were derived from internal mine records.

		Year ended December 31		Three months ended
	August 6 -
	December			December	September	June 30,	March 31,	December
Operating Data (1)	31, 2010	2010	2009	31, 2010	30, 2010	2010	2010	31, 2009
Tonnes of ore milled	257,230	612,253	673,300	168,875	145,893	152,225	145,260	166,400

Average mill head grade
(grams/tonne)
– Gold	3.98	4.46	5.36	4.01	4.03	4.45	5.47	5.89
– Silver	230	244	249	236	227	244	273	251
Average recovery rate (%)
– Gold	97%	97%	97%	97%	97%	97%	98%	98%
– Silver	94%	94%	95%	94%	94%	94%	94%	95%
Produced
– Gold equivalent (ounces)	37,378	100,266	133,851	24,771	21,790	24,764	29,334	35,465
– Gold (ounces)	31,943	85,429	113,000	21,171	18,419	20,918	24,921	30,800
– Silver (million ounces)	1.79	4.53	5.09	1.21	1.01	1.11	1.21	1.27
Sold
– Gold equivalent (ounces)	45,394	99,685	133,893	30,480	16,070	24,222	29,344	35,124
– Gold (ounces)	39,174	85,378	113,000	27,329	12,650	20,483	24,916	30,500
– Silver (million ounces)	2.04	4.37	5.10	1.06	1.02	1.08	1.21	1.26
Average realized price (per ounce)
– Gold	$1,328	$1,234	$982	$1,359	$1,205	$1,167	$1,104	$1,104
– Silver (2)	$4.04	$4.04	$4.02	$4.04	$4.04	$4.04	$4.04	$4.04
Total cash costs (per gold ounce) (2) (3)
– Gold equivalent basis	$642	$584	$407	$645	$653	$590	$467	$411
– By-product basis	$525	$471	$301	$524	$552	$484	$354	$307

(1)	The San Dimas Mine was acquired by Primero on August 6, 2010. The comparative operating data was derived from internal records maintained by DMSL.

(2)

Due to a silver purchase agreement originally entered into in 2004, for the periods shown, all silver produced was sold to Silver Wheaton Caymans at a fixed price. In the future, as a result of restructuring the silver purchase agreement, Primero will be able to sell some silver production at spot prices, subject to minimum threshold amounts being met (see “Annual Results of Operations -Silver purchase agreement” below)

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

(3)

Total cash costs per gold ounce on a gold equivalent and by-product basis are non-GAAP financial measures. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. Refer to “Non-GAAP measure – Total cash costs per gold ounce calculation” below for reconciliation to operating expenses. By-product cash costs per gold ounce reported for the San Dimas Mine by Goldcorp Inc. for the year ended December 31, 2009, and the three months ended December 31, 2009, March 31, 2010 and June 30, 2009 were $287, $272, $374 and $457, respectively. The by-product cash costs presented in this table prior to August 6, 2010 are based on internal financial records of the San Dimas operations and are calculated on a production basis and do not contain certain inter-company transactions that were reversed for Goldcorp’s consolidated reporting. They are therefore not directly comparable to the by- product cash costs as reported by Goldcorp Inc.

The San Dimas Mine consists of the San Antonio (Central Block), Tayoltita and Santa Rita underground mines located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states. The San Dimas district has a long mining history with production first reported in 1757. The typical mining operations employ mechanized cut-and-fill mining with primary access provided by adits and internal ramps from an extensive tunnel system through the steep mountainous terrain.

All milling operations are carried out at a central milling facility at Tayoltita that processes the production from the three active mining areas. The ore processing is by conventional cyanidation followed by zinc precipitation of the gold and silver followed by refining to dore. The mill currently has an installed capacity of 2,100 tonnes per day.

As at December 31, 2010, total proven and probable mineral reserves1 were estimated at 886,090 ounces of gold and 62.9 million ounces of silver, based on 5.881 million tonnes at an average grade of 4.69 grams of gold per tonne and 332 grams of silver per tonne. This represents a 3% increase in both gold and silver reserves, net of production during 2010, compared with reserves at December 31, 2009. Exploration results in the Sinaloa Graben continue to confirm mineralization of a higher grade and in wider veins than average existing reserves. The Company anticipates that within five years the Sinaloa Graben will contribute about 50% of production at San Dimas. The Central Block, which has provided the majority of production for the last few years, continues to be the most prolific area of the mine, accounting for approximately 70% and 60%, respectively, of gold and silver reserves at December 31, 2010.

___________________________
1The technical information in respect of the San Dimas Mine has been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The technical information has been included in this MD&A with the consent and prior review of Mr. Velasquez Spring, P. Eng., Senior Geologist, Watts, Griffis and McOuat, who is an independent qualified person. The reserve and resource estimates described in this MD&A were made by Primero and audited by Mr. Velasquez Spring. Information regarding the assumptions upon which such estimates are based is set out in the Company’s January 27, 2011 news release.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

The total inferred mineral resources estimated as at December 31, 2010, which are in addition to the mineral reserves stated above, were approximately 2.0 million ounces of gold and 179 million ounces of silver, based on 16.853 million tonnes at an average grade of 3.67 grams of gold per tonne and 330 grams of silver per tonne. Gold and silver resources increased by 23% and 16%, respectively, from levels at the end of 2009. In addition to the discovery of new resources, San Dimas has a long history of resource to reserve conversion, with a 90% conversion rate over the last 30 years.

Differences between periods in ounces produced are generally due to the extent of exploration and development work carried out in the current and prior periods and the grade of ore being milled. The San Dimas Mine has more than a hundred ore veins that vary in width from less than a centimetre to over 15 metres (but average 1.5 metres) and range in strike length from a few metres to over 2,000 metres. This geology makes the discovery of mineralization challenging and points to the importance of having a robust ongoing exploration and development program.

Gold and silver production throughout 2010 has trended below levels achieved in 2009. For the year as a whole, gold and silver production were approximately 24%, or 27,600 ounces, and 11% or 560,000 ounces, less, respectively, in 2010 than in 2009. This was mainly due to 9% lower mill throughput, 17% lower gold grades and 2% lower silver grades. Most of the production in 2010 came from the deep Central Block area and grades in the Santa Lucia, Soledad, Marina and Robertita veins were below expectations.

For the period of Primero’s ownership, from August 6, 2010 to December 31, 2010, the Company produced 37,378 gold equivalent ounces, comprising 31,943 ounces of gold and 1,786,657 ounces of silver. Mill throughput improved steadily during the period, increasing from an average of 1,606 tonnes per day in the period from August 6 to September 30 to averages of 1,710, 1,850 and 1,950 tonnes per day, respectively, for October, November and December. Grades also improved in the last three months of the year compared with the period to September 30.

Sales of gold and silver totalled 39,174 ounces and 2,044,655 ounces, respectively, 23% and 14%, respectively, more than production. Part of the reason for higher sales relative to production was that DMSL had delivered inventory which it produced to the refinery and the Company sold that inventory (see “Liquidity and Capital Resources -Working capital adjustment” below).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Gold and silver production in the fourth quarter of 2010 was 31% and 5%, respectively, lower than the fourth quarter of 2009. While mill throughput was 2% higher in 2010, grades were lower (32% for gold and 6% for silver). The gold grade in the fourth quarter of 2009 was unusually high as development reached the high-grade Roberta, Robertita and Marina veins in the Central Block.

The lower throughput and grades in 2010 impacted cash costs. For the year ended December 31, 2010, cash costs per ounce of gold on a byproduct basis were $471, compared with $301 in 2009. Lower gold and silver production accounted for $123 per ounce, or 72%, of the increase. Higher operating costs accounted for $47 per ounce, or 28%, of the cost increase over the same period in 2009. Approximately 50% of the operating costs at San Dimas are fixed.

Transition Matters

As at August 6, 2010, certain matters relating to the transition of the San Dimas Mine from DMSL to Primero were outstanding, including the Company obtaining its own explosives permit; agreement on the amount of a potential working capital adjustment as at August 6, 2010; various issues related to employees and employee benefits; permits related to the operation of aircraft; the transfer of certain information technology licences, and the registration of surface land rights.

Since August 6, 2010, the majority of transition matters have been resolved. As at the date of this MD&A, the only significant outstanding matters are the permit to operate the aircraft and the registration of surface land rights. In Mexico, aircraft can only be operated through a licensed carrier and the Company is currently operating its aircraft through DMSL’s carrier. The Company is working to acquire its own carrier licence, however, the process is time consuming. All real property has now been conveyed to the Company. The Company is currently working with DMSL and a Mexican notary public to obtain the Escritura Publica (a public deed) for each lot. Only after the Escritura Publica is obtained and recorded in both the Property Tax Office and the Public Property Registry Office can each lot be encumbered.

The Company is working cooperatively with DMSL and others to resolve the outstanding transition matters as expeditiously as possible.

Ventanas Property

The Company held an option to acquire up to a 70% interest in the Ventanas exploration property pursuant to an agreement originally entered into on May 8, 2007. Concurrent with the acquisition of the San Dimas Mine, the Company acquired all rights to the Ventanas property. The Ventanas property lies in the Ventanas mining district approximately 32 kilometres from the San Dimas Mine. The property is composed of 28 near-contiguous mining concessions covering approximately 35 square kilometres. The Company last drilled the property in 2008 and since then the property has been on care and maintenance.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

ANNUAL RESULTS OF OPERATIONS

For the period from August 6, 2010 to December 31, 2010, earnings from mine operations were $14.1 million. These earnings were offset by various non-recurring expenses, including $10.3 million of transaction costs related to the acquisition of the San Dimas Mine, $12.5 million for a legal settlement and a $4.3 million fair value adjustment to acquisition date inventory that was subsequently sold. In addition, the net loss in 2010 was impacted by a $7.4 million increase in stock-based compensation related to corporate employees, $3.3 million of interest expense and accretion related to new debt issued in the third quarter of 2010 and $11.0 million in taxes related to the mine operations acquired.

The Company incurred a net loss of $34.5 million ($0.93 per share) during the year ended December 31, 2010, compared with a loss of $0.8 million ($0.36 per share) in 2009.

Adjusted net loss2 for 2010 was $7.4 million ($0.20 per share) compared with adjusted net loss of $0.8 million ($0.36 per share) in 2009. The adjusted net loss primarily excludes one-time costs related to the acquisition of the San Dimas Mine, a legal settlement and fair value adjustments made to acquisition date inventory. Non-cash stock-based compensation expense of $9.3 million, or $0.25 per share, has not been excluded in calculating adjusted net earnings in 2010.

Revenue

Revenue was $60.3 million for 2010 compared to nil in 2009. The revenue was generated between August 6, 2010 and December 31, 2010, the period when the Company owned the San Dimas Mine. The Company sold 39,174 ounces of gold at an average price of $1,328 per ounce and 2,044,655 ounces of silver at an average price of $4.04 per ounce. The gold is sold into the market at the prevailing spot price. On the acquisition of the San Dimas Mine, the Company assumed the obligation to sell silver at below market prices (see “Annual Results of Operations - Silver purchase agreement” below). The average spot price for silver during the period from August 6, 2010 to December 31, 2010 was $23.84 per ounce.

____________________________
2 Adjusted net loss is a non-GAAP measure that does not have any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to “Selected quarterly financial data: Non-GAAP measures – Adjusted net loss” for a reconciliation of adjusted net loss to reported net loss.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Silver purchase agreement

In 2004, the owner of the San Dimas Mine entered into an agreement to sell all the silver produced at the San Dimas Mine for a term of 25 years to Silver Trading (Barbados) Ltd. (“Silver Trading”) at market prices. Concurrently, in return for upfront payments of cash and shares of Silver Wheaton, Silver Trading entered into an agreement to sell all of the San Dimas silver to Silver Wheaton Caymans at the lesser of $3.90 per ounce (adjusted for annual inflation) or market prices.

These two silver purchase agreements were amended when the Company acquired the San Dimas Mine. Currently, for each of the first four years after the acquisition date, the first 3.5 million ounces per annum of silver produced by the San Dimas Mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.04 per ounce (adjusted by 1% per year) and market prices. After four years, for the life of the mine, the first 6 million ounces per annum of silver produced by the San Dimas Mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.20 per ounce (adjusted by 1% per year) and market prices. All silver not sold to Silver Wheaton Caymans is available to be sold by the Company at market prices. The expected cash flows associated with the sale of the silver to Silver Wheaton Caymans at a price lower than market price have been reflected in the fair value of the mining interests recorded upon acquisition of the San Dimas Mine.

Operating expenses

The operating expenses were $36.3 million in the year ended December 31, 2010 compared to nil in 2009 due to the acquisition of the San Dimas Mine on August 6, 2010. Operating costs include $4.3 million for the impact of the fair value adjustment to inventory as of the acquisition date of the San Dimas Mine that was subsequently sold and $ 1.8 million for stock-based compensation awarded to personnel at the mine. Cash production costs per gold ounce3 (which exclude these non-cash items) were $525 and $642, respectively, on a by-product and gold equivalent basis.

____________________________
3 Cash costs per gold ounce is a non-GAAP measure that does not have any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to ”Selected quarterly financial data: Non-GAAP measure – Cash costs per gold ounce” for a reconciliation of cash costs per gold ounce on both a by-product and gold equivalent basis to reported operating expenses.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Depreciation and depletion expense

The depreciation and depletion expense was $9.9 million in 2010 compared to nil in 2009 due to the acquisition of the San Dimas Mine on August 6, 2010. The Company depletes its mineral assets on a unit-of-production basis over the estimated life of gold reserves and a portion of gold resources expected to be converted to reserves. For 2010, the portion of resources used in the depletion calculation was 50%. Historically, over the past 30 years, the San Dimas Mine has converted approximately 90% of resources into reserves. The Company expects depreciation and depletion expense associated with the San Dimas Mine to be approximately $30 million per annum.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

General and administration expenses

General and administration expenses were $34.5 million in 2010, compared to $0.7 million in 2009, broken down as follows:

	Year ended December 31,
In thousands of US dollars	2010	2009
	$	$

Transaction costs	10,310	-
Legal settlement	12,483	-
Stock-based compensation	7,486	71
Other general and administration expenses	4,250	651
	34,529	722

Included in general and administration expenses in 2010 were $10.3 million of advisory, legal, accounting, valuation and other professional or consulting fees incurred with respect to the acquisition of the San Dimas Mine in August 2010.

The Company also incurred an expense of $12.5 million in the third quarter of 2010 related to the settlement of a legal claim. While the Company denied liability for the claim, it elected to settle the alleged claim without admitting liability, forCdn$13.0 million.. On August 11, 2010, the Company paid the settlement amount in cash (Cdn $1.0 million) and by the issue of 2,000,000 common shares and 800,000 common share purchase warrants.

Stock-based compensation for corporate personnel was $7.4 million in 2010 compared to $0.1 million in 2009. Most of the increase was due to two sets of stock options which were granted on August 6, 2010, concurrent with the closing of the acquisition of the San Dimas Mine. The Company granted options to acquire 4,659,490 common shares to its directors and officers in recognition of their efforts in successfully completing the acquisition of the San Dimas Mine and as incentive for future efforts to be put forth in connection with the business of the Company following completion of the acquisition of the San Dimas Mine. These options vest over two years, with one-third vesting on the date of grant and one-third vesting on each of the next two anniversaries of the grant date.

Other general and administration expenses were $4.3 million in 2010, compared to $0.7 million in 2009. In 2009, the Company was focussed on searching for acquisition opportunities, with a small management team, who were compensated on consulting contracts that called for monthly payments aggregating $15,000. On April 1, 2010, these consulting contracts were replaced by employment agreements, which anticipated the acquisition of the San Dimas Mine and provided for market rate compensation in line with junior mining companies. In addition, the Company hired several new employees, rented office space in Toronto and Mexico City and incurred additional office occupancy and public company costs.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Interest expense

Interest expense was $3.3 million in 2010, compared to nil in 2009. The 2010 expense related primarily to interest accrued on the promissory note, VAT loan and convertible debt issued in the third quarter of 2010 (see “Liquidity and Capital Resources” below). The Company had no debt in 2009.

Income and mining taxes

Income and mining taxes were $11.0 million in 2010, based on a loss before income tax of $23.5 million. The income taxes recorded in 2010 relate to the operations of the San Dimas Mine that was acquired on August 6, 2010, which are profitable for Mexican tax purposes.

The Company computes income taxes in Mexico based on selling all silver produced at the San Dimas Mine at market prices (see “Annual Results of Operations - Silver purchase agreement” above). Silver Trading currently incurs losses since it purchases silver at market prices and sells silver to Silver Wheaton Caymans at the lesser of approximately $4 per ounce and market prices, however, there is no tax benefit to these losses since Barbados is a low tax jurisdiction. From a consolidated perspective, therefore, the silver sales to Silver Wheaton Caymans realize approximately $4 per ounce, however, the Company records income taxes based on sales at market prices. The incremental impact of tax calculated on silver sales at market prices was approximately $12 million.

The Company is exploring potential alternatives to reduce the incremental tax impact in respect of future fiscal years.

Functional currency

Effective August, 6, 2010, the Company determined that its functional currency had changed from the Canadian dollar to the United States dollar as a result of the acquisition of the San Dimas Mine, which changed the nature of the business as all sales and a significant portion of the expenses and activities now occur in United States dollars.

Concurrent with the change in functional currency, the Company adopted the U.S. dollar as its reporting currency. In accordance with Canadian GAAP, the comparative financial statements for all prior periods presented have been translated into U.S. dollars using the current rate method. Under this method, the statements of operations and cash flows have been translated into the reporting currency using the average exchange rates prevailing during each period, and all assets and liabilities have been translated using the exchange rates prevailing at the balance sheet date. Shareholders’ equity transactions have been translated using the rates of exchange in effect on the dates of the various transactions.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

FOURTH QUARTER RESULTS OF OPERATIONS

In thousands of US dollars except per share amounts	Three months ended December 31
	2010	2009
	$	$
Revenue	41,425	-
Operating expenses	20,314	-
Depreciation and depletion	7,861	-
Total cost of goods sold	28,175	-
Earnings from mine operations	13,250	-
General and administration	(3,488)	(331)
Interest expense	(1,470)	-
Other income (expense)	631	(2)
Income (loss) before income taxes	8,923	(333)
Income taxes	(7,096)	-
Currency translation gain	-	62
Net income (loss) for the period	1,827	(333)
Income (loss) per share	0.02	(0.11)
Weighted average number of common shares outstanding - basic	87,702,892	2,930,390

Prior to the acquisition of the San Dimas Mine in August 2010, the Company did not have any producing mines and therefore did not realize any revenue or earnings from mine operations.

The Company earned net income of $1.8 million ($0.02 per share) in the fourth quarter of 2010, compared with a net loss of $0.3 million ($0.11 per share) in the fourth quarter of 2009.

Adjusted net income for the fourth quarter was $3.1 million, or $0.03 per share, compared to an adjusted net loss of $0.3 million, or $0.11 per share in the fourth quarter of 2009. Adjusted net income for the fourth quarter of 2010 primarily excludes the effect of a non-cash fair value adjustment to inventory upon acquisition, and transaction costs related to the acquisition of the San Dimas Mine. Non-cash stock-based compensation expense of $1.4 million, or $0.02 per share, has not been excluded in calculating adjusted net earnings.

In the fourth quarter of 2010, the Company generated revenue and earnings from mine operations of $41.4 million and $13.3 million, respectively, by selling 27,329 ounces of gold at an average price $1,359 per ounce and 1,062,504 ounces of silver at an average realized price of $4.04 per ounce. On the acquisition of the San Dimas Mine, the Company assumed the obligation to sell silver at below market prices (see “Annual Results - Silver purchase agreement” above). The average spot price for silver during the fourth quarter was $24.92 per ounce.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

The Company incurred $20.3 million of operating expenses, including $0.4 million for the impact of the fair value adjustment to acquisition date inventory that was sold in the fourth quarter and $0.1 million for stock-based compensation awarded to personnel at the mine. Cash production costs per gold ounce4 (which exclude these non-cash items) were $524 and $645, respectively, on a by-product and gold equivalent basis.

Depreciation and depletion, calculated on a unit-of-production basis, amounted to $7.9 million in the fourth quarter of 2010, compared with nil in the fourth quarter of 2009.

General and administrative expenses increased to $3.5 million in the fourth quarter of 2010 from $0.3 million in the same period in 2009. The 2010 amount includes $0.9 million of transaction costs related to the acquisition of the San Dimas Mine and $1.4 million of non-cash stock-based compensation. There were no corresponding amounts in the fourth quarter of 2009. Other cash general and administrative expenses increased from $0.3 million in 2009 to $1.3 million in 2010 mainly due to higher compensation, office occupancy and legal and professional costs.

The Company incurred $1.5 million of interest and accretion charges on debt in the fourth quarter of 2010. All of the debt was issued in connection with the acquisition of the San Dimas Mine in August 2010; the Company had no debt during 2009. Other income of $0.6 million in the fourth quarter of 2010 mainly comprised foreign exchange gains.

Primero earned income before taxes of $8.9 million in the fourth quarter of 2010, up from a loss of $0.3 million in the same period in 2009. As described under Income and mining taxes above, from a consolidated perspective, the Company records income taxes based on silver sales at market prices, whereas the Company realized sales at $4.04 per ounce. As a result, income tax expense amounted to $7.1 million, which included $6.6 million for incremental tax calculated on silver sales at market prices. There was no income tax expense in the fourth quarter of 2009.

_____________________________
4 Cash costs per gold ounce is a non-GAAP measure. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to ”Selected quarterly financial data: Non-GAAP measure –Cash costs per gold ounce” for a reconciliation of cash costs per gold ounce on both a by-product and gold equivalent basis to reported operating expenses.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Dividend Report and Policy

The Company has not paid any dividends since incorporation and has no plans to pay dividends.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

SELECTED QUARTERLY FINANCIAL DATA

The following table provides summary unaudited financial data for the last eight quarters5.

(in thousand of US$ except where noted)	2010				2009
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	41,425	18,853	-	-	-	-	-	-
Net income (loss)	1,827	(33,261)	(2,886)	(168)	(333)	(238)	(89)	(123)
Income (loss) per share	0.02	(0.64)	(0.96)	(0.06)	(0.11)	(0.08)	(0.03)	(0.09)
Cash flow before
working capital changes	14,044	(27)	(2,162)	(159)	(318)	(152)	(77)	(111)
Cash and cash equivalents	58,298	55,007	636	1,011	1,018	1,243	83	128
Total assets	658,150	639,418	2,349	2,785	2,800	2,931	1,554	1,506
Long-term liabilities	114,928	115,975
Shareholders equity	430,864	428,452	647	2,643	2,630	2,822	1,356	1,340
Gold produced (ounces)	21,171	10,772	-	-	-	-	-	-
Gold sold (ounces)	27,329	11,845	-	-	-	-	-	-
Average price realized per ounce	1,359	1,257		-	-	-	-	-
Cash cost per gold equivalent ounce	645	633	-	-	-	-	-	-
Cash cost per gold ounce, net of silver by-products	524	526	-	-	-	-	-	-

Primero did not own a producing mine until it acquired San Dimas on August 6, 2010. Hence the Company generated no revenue until Q3 2010. Revenue in Q3 2010 reflected 55 days of operations compared with 92 days in Q4 2010. In addition, revenue increased from Q3 to Q4 as a result of mining more ore and increased mill throughput.

The significant turnaround from a net loss of $33.3 million in Q3 2010 to net income of $1.8 million in Q4 2010 was due mainly to generating $13.3 million of earnings from mine operations in Q4, versus $0.9 million in Q3 as well as incurring a legal settlement charge of $12.5 million and $6.8 million more transaction costs associated with the acquisition of the San Dimas Mine in Q3. The net loss for Q2 2010 was higher than the previous six quarters primarily due to $1.8 million of transaction costs related to the acquisition of the San Dimas Mine.

_______________________
5 Cash costs per gold ounce is a non-GAAP measure. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to ”Selected quarterly financial data: Non-GAAP measure –Cash costs per gold ounce” for a reconciliation of cash costs per gold ounce to reported operating expenses on both a by-product and gold equivalent basis.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Cash flow before working capital changes increased in Q4 2010 from Q3 2010due mainly to higher cash earnings from mine operations.

The increase in total assets in Q4 2010 as compared to Q3 2010 was as a result of an increase in cash and receivables due to the increase in sales in Q4 and $9.5 million of capital expenditures relating primarily to mine development. The increase in total assets in Q3 2010 mainly resulted from the acquisition of the San Dimas Mine (including the recognition of an $80.6 million receivable for Mexican VAT) and the receipt of cash from the subscription receipts offering (after paying the cash portion of the purchase price).

Long-term liabilities were recognized for the first time in Q3 2010 and mainly relate to a $60 million convertible note and $50 million promissory note, which were issued as part of the consideration for the acquisition of the San Dimas Mine.

Non – GAAP measure – Cash costs per gold ounce

The Company has included the non-GAAP performance measures of total cash costs per gold ounce on a by-product and gold equivalent ounce basis, throughout this document. The Company reports total cash costs on a production basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. In presenting cash costs on a production basis, the Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs per gold equivalent ounce and total cash costs (by-product) per gold ounce to operating expenses (the nearest GAAP measure) per the consolidated financial statements for the year and three months ended December 31, 2010:

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Period ended December 31, 2010	Year	Quarter

Operating expenses per the consolidated financial statements ($000's)	36,270	20,314
Fair value adjustment to acquisition date inventory subsequently sold ($000's)	(4,337)	(356)
Less stock-based compensation ($000's)	(1,839)	(76)
Inventory movements and adjustments ($000's)	(6,115)	(3,898)
Total cash operating costs ($000's)	23,979	15,984
By-product silver credits ($000's)	(7,218)	(4,893)
Cash costs, net of by-product credits ($000's)	16,761	11,091
Ounces of gold produced	31,943	21,171
Total by-product cash costs per gold ounce produced	525	524

Total cash operating costs ($000's)	23,979	15,984
Ounces of gold produced	31,943	21,171
Gold equivalent ounces of silver produced	5,436	3,600
Gold equivalent ounces produced	37,379	24,771
Total cash costs per gold equivalent ounce	642	645

Non – GAAP measure – Adjusted net loss

The Company has included the non-GAAP performance measures of adjusted net loss and adjusted net loss per share, throughout this document. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of adjusted net loss to net loss (the nearest GAAP measure) per the consolidated financial statements for the year and three months ended December 31, 2010 and 2009

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

						Three months ended
		Year ended December 31				December 31
(in thousands of US dollars)		2010		2009		2010		2009
	$		$		$		$
Net income (loss)		(34,487)		(783)		1,827		(333)
Transaction costs related to the acquisition of the San Dimas Mine		10,310		-		886		-
Legal settlement		12,483		-		-		-
Fair value adjustment ot acquisition date inventory		4,337		-		356		-
Adjusted net income (loss)		(7,357)		(783)		3,069		(333)
Adjusted net income (loss) per share		(0.20)		(0.36)		0.03		(0.11)
Weighted average number of common shares outstanding (basic)		37,030,615		2,158,238		87,702,892		2,930,390

Non – GAAP measure - Operating Cash Flows Before Working Capital Changes

The Company has included operating cash flows before working capital changes in this MD&A, this is a non-GAAP performance measure. Non-GAAP performance measures do not have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of operating cash flows before working capital changes to the consolidated financial statements:

						Three months ended
		Year ended December 31				December 31
(in thousands of US dollars)		2010		2009		2010		2009
	$		$		$		$
Cash (used in) provided by operating activities		(61,565)		(837)		11,517		(361)
Less: change in non-cash operating working capital		73,262		177		2,527		43
Operating cash flows before working capital changes		11,697		(660)		14,044		(318)

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2010, the Company had cash of $58.3 million (December 31, 2009 - $1.0 million) and working capital of $53.5 million (December 31, 2009 – working capital of $1.0 million). Net cash flows for the years ended December 31, 2010 and 2009 were as follows:

			3 months ended
In thousands of US dollars	Year ended December 31		December 31
	2010	2009	2010	2009
Cash Flow:	$	$	$	$
Used in operating activities	(61,565)	(837)	11,517	(361)
Used in investing activities	(227,150)	(115)	(8,988)	(27)
Provided by financing activities	345,906	1,629	310	89
Effect of exchange rate changes on cash	89	131	451	75
Increase in cash	57,280	808	3,291	(224)
Cash as beginning of period	1,018	210	55,007	1,242
Cash as end of period	58,298	1,018	58,298	1,018

Operating activities

During the year ended December 31, 2010, the Company’s net cash outflows for operating activities were $61.6 million. The Company recorded a net loss of $34.5 million, which, adjusted for non-cash items, resulted in cash inflows of $11.7 million before changes in working capital. This amount is comprised primarily of cash earnings from mine operations of $30.2 million, offset by cash transaction costs of $4.1 million, other cash general and administrative costs of $5.1 million, income taxes of $8.6 million and cash interest expense of $0.8 million. The change in non-cash working capital was an outflow of $73.3 million related primarily to the $80.6 million payment of Mexican VAT which is expected to be recovered within 12 months and an increase in trade accounts receivable relating to sales in December. This outflow was offset by a $21.1 million increase in accounts payable and accrued liabilities.

During the year ended December 31, 2009, the Company’s net cash outflows for operating activities were $0.8 million. The Company recorded a net loss of $0.8 million and cash outflows before changes in working capital of $0.7 million. The change in non-cash working capital was $0.2 million outflow due mainly to a decrease in accounts payable.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

The Company generated a net cash inflow from operating activities of $11.5 million in the fourth quarter of 2010, compared to a $0.4 million outflow in 2009. The Company recorded net income of $1.8 million (2009 – net loss of $0.3 million), which, adjusted for non-cash items, resulted in cash inflows of $14.0 million before changes in working capital ($0.3 million outflow in 2009). This amount is comprised primarily of cash earnings from mining operations of $21.6 million offset by cash interest, general and administration expenses and income taxes. The change in non-cash working capital during the quarter was an outflow of $2.5 million.

Working capital adjustment

The Asset Purchase Agreement for the San Dimas Mine provides that there is an adjustment to the purchase price to the extent that net working capital was different at August 5, 2010 than at March 31, 2010. Net working capital is defined as the sum of trade accounts receivable, inventory and prepaid expenses, less the sum of accounts payable and accrued payroll and other current liabilities. The parties agreed, subsequent to December 31, 2010, that the net working capital adjustment was $3.9 million, payable by Primero to DMSL. This amount comprises an increase in inventory of $5.7 million partly offset by changes in other current assets and liabilities of $1.8 million. The Company sold the inventory prior to December 31, 2010. The Company expects to pay the $3.9 million net working capital adjustment to DMSL in the first quarter of 2011.

Investing activities

Cash outflows for investing activities for 2010 were $227.2 million, of which $216.0 million was the cash component of the purchase price to acquire the San Dimas Mine on August 6, 2010.

For the period from August 6, 2010 to December 31, 2010, Primero spent $11.2 million on mineral interests and equipment at the San Dimas Mine. Expenditures on mining interests in 2009 were $0.1 million and related to exploration work on the Ventanas property. The Ventanas property is currently on a care and maintenance program, which requires minimal cash outlays.

The Company expects to spend approximately $31 million on capital expenditures in 2011, including about $23 million for underground development and exploration drilling and drifting. This will increase the number of working faces and expand ore throughput to the mill. The remainder of capital expenditures in 2011 comprise sustaining capital of $6 million and capital projects of $2 million. The Company expects to spend approximately the same amounts on capital expenditures in 2012 and 2013 as 2011.

In the fourth quarter of 2010, the Company used $9.0 million of cash for capital expenditures at the San Dimas Mine. In the fourth quarter of 2009, the Company spent $27,000 on the Ventanas property..

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Financing activities

In 2010, the Company realized inflows from financing activities of $345.9 million, due mainly to the receipt of $275.0 million (net of cash share issuance costs of $17.1 million) from the issuance of common shares and share purchase warrants and $70 million from the proceeds of a loan guaranteed by Goldcorp Inc. related to the San Dimas purchase. The proceeds from the loan were used to fund value added tax (“VAT”) of $80.6 million assessed against the Company on the purchase of the San Dimas assets. The Company expects to recover the VAT paid from the Mexican government during 2011 and any recovery is required to be used to repay the VAT loan. The residual funds of $10.6 million (assuming a full recovery of the VAT) will be added to the Company’s cash balance.

The VAT loan has a term of one year and bears interest at LIBOR plus 1.75% . In 2009, the Company raised $1.6 million from the issuance of shares, net of share issuance costs.

In the fourth quarter of 2010 the Company received $0.3 million from the exercise of warrants. There were minimal financing inflows/outflows in the fourth quarter of 2009.

Debt

In addition to the VAT loan, on August 6, 2010, in connection with the acquisition of the San Dimas Mine, the Company issued the following debt instruments to DMSL:

(i)

A convertible note for $60 million with an annual interest rate of 3%. The convertible note may be converted, up to the maturity date (being the Initial Maturity Date or the Second Maturity Date), at any time by DMSL at a conversion price of Cdn$6.00 per share. In determining the number of common shares to be issued on conversion, the principal amount to be translated will be converted into Canadian dollars by multiplying that amount by 1.05.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

On the first anniversary of the note (“Initial Maturity Date”), the convertible note will be repayable in cash or, at the option of Primero, in common shares at 90% of the volume weighted average trading price of the common shares for the five trading days ending immediately prior to the Initial Maturity Date (the “Maturity Conversion Price”). If on the Initial Maturity Date, Primero serves notice to convert (“Debtor Conversion Notice”), DMSL has the right to extend the Initial Maturity Date until the second anniversary of the note (the “Second Maturity Date”). If DMSL elects to extend the maturity date, the Company may (1) pay the principal amount in cash immediately or (2) convert the debt to shares on the Second Maturity Date at a price equal to the greater of a) the Maturity Conversion Price and b) 90% of the volume weighted average trading price of the common shares for the five trading days ending immediately prior to the Second Maturity Date.

Issuers of convertible notes that may be settled in cash are required to account separately for the liability and equity components of the note. The debt portion of the convertible note was determined by discounting the future anticipated cash flows falling due under the terms of the note using the Company’s borrowing rate for non-convertible debt of 6%. The equity portion represents the difference between the proceeds received of $60 million and the amount allocated to the debt portion. The carrying value of the debt is accreted to its face value through periodic charges to interest expense over the initial one-year term of the debt. The amount included in equity at acquisition was $1.7 million. The accretion in the year ended December 31, 2010 was $0.7 million.

(ii)

A promissory note for $50 million with an annual interest rate of 6%. The promissory note is repayable in four annual instalments of $5 million, starting on December 31, 2011, with the balance of principal due on December 31, 2015. In addition to the annual instalments, the Company is required to pay 50% of annual excess free cash flow (as defined in the promissory note) against the principal balance.

(iii)	Pursuant to the terms of the promissory note and the convertible debt, the Company is required to maintain the following financial covenants:

  Tangible net worth as at the end of each fiscal quarter of at least $400 million, and

  Commencing on the quarter ending September 30, 2011, free cash flow of at least $10 million, calculated on a rolling four fiscal quarter basis.

Tangible net worth means shareholders’ equity less intangible assets. Free cash flow means cash flow from operating activities as reported in the consolidated statement of cash flows, less the aggregate of capital expenditures at the San Dimas Mine, principal and interest on the promissory note and convertible debt and up to $5 million per year on account of acquisition opportunities.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Shares issued

On July 20, 2010, the Company closed an offering of 50,000,000 subscription receipts for gross proceeds of $292 million. Issuance costs related to the subscription receipts totalled $17.1 million. The subscription receipts were issued at a price of Cdn$6.00 per subscription receipt. On August 6, 2010, when the proceeds of the subscription receipts were released to the Company, each subscription receipt was converted into one common share and 0.4 of a common share purchase warrant. Each whole common share purchase warrant is exercisable to purchase one common share at a price of Cdn$8.00 per share until July 20, 2015.

During 2010, the Company also issued the following shares in non-cash transactions: 31,151,200 shares for the acquisition of the San Dimas Mine, 2,000,000 subscription receipts (which were converted into common shares and common share purchase warrants on the same terms as described above) for the settlement of a legal claim, and 1,209,373 shares in exchange for financial advisory services received.

During 2010, the Company also issued 416,018 common shares for proceeds of $0.8 million upon the exercise of common share purchase warrants and 20,000 common shares upon the exercise of stock options for proceeds of $68,000.

On July 2, 2009, the Company closed a brokered private placement of 1,500,000 units at a price of Cdn$1.20 per unit for gross proceeds of $1.5 million. Each unit comprised one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant is exercisable to purchase one common share at a price of Cdn$2.00 per share until July 2, 2011.

On January 15, 2009, the Company closed a private placement of 184,625 common shares at a price of Cdn$2.00 per share for gross proceeds of $0.3 million, of which $148,000 was received in 2008.

Note that share disclosure for 2009 is provided after giving effect to the share consolidation on August 6, 2010.

As at December 30, 2010, the Company had a working capital of $53.5 million and the Company expects that these resources, as well as ongoing cash flow from the San Dimas mine, will be sufficient to fund its operations for the foreseeable future. In the longer term, the Company intends to transition from being a single-asset gold producer to becoming an intermediate gold producer. The Company plans to achieve its goal of being an intermediate gold producer, with a target of 375,000 ounces of annual gold production by 2013, by increasing production at the San Dimas mine and by making further acquisitions of precious metals properties in Latin America. To achieve this goal the Company may require additional financing.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Related party transactions

As discussed above (see “Liquidity and Capital Resources - Debt” section), the Company issued a promissory note for $50 million and a convertible note for $60 million to DMSL as part of the acquisition of the San Dimas Mine; at that point in time, DMSL was not considered to be a related party of the Company. DMSL is now considered to be a related party by virtue of its ownership of approximately 36% of the Company’s common shares. Interest accrues on the promissory and convertible notes, however, no interest was paid during the period.

An amount of $1,458,000 was paid to DMSL during the period under a transition services agreement between the Company and DMSL. Also, an amount of $3.9 million is included within accounts payable and accrued liabilities which is payable to DMSL with respect to the working capital adjustment). These amounts are considered to be at fair value.

Outstanding Share Data

Shareholders’ equity as at December 31, 2010 was $430.9 million compared to $2.6 million as at December 31, 2009.

Share Capital

As at December 31, 2010, the Company had 87,739,005 common shares outstanding. As at the date of this MD&A, the total number of common shares outstanding was 87,780,669.

Options

As at December 31, 2010, the Company had 8,108,240 options outstanding with a weighted average exercise price of Cdn$5.62. As at the date of this MD&A, the total number of options outstanding was 8,108,240, of which 2,936,081 are exercisable.

Common Share Purchase Warrants

As at December 31, 2010, the Company had a total of 21,775,692 common share purchase warrants outstanding with a weighted average exercise price of Cdn$7.82 per share. As at the date of this MD&A, the total number of common share purchase warrants outstanding is 21,734,026, all of which are exercisable.

Convertible Note

As at December 31, 2010, the Company had a $60 million convertible note outstanding (see “Liquidity and Capital Resources – Debt”). The convertible note may be converted, up to the maturity date, at any time by the holder, DMSL, at a conversion price of Cdn$6.00 per share. Therefore, if DMSL makes such an election, the Company will issue 10,500,000 common shares to DMSL. In determining the number of common shares to be issued on conversion, the principal amount to be translated will be converted into Canadian dollars by multiplying that amount by 1.05

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Off-Balance Sheet Arrangements

The Company does not currently have any off-balance sheet arrangements.

ADOPTION OF NEW ACCOUNTING POLICIES

Changes in Accounting Policies

In January 2009, the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Sections 1582, Business Combinations (“Section 1582”), 1601, Consolidated Financial Statements (“Section 1601”), and 1602, Non-Controlling Interests (“Section 1602”), which replaced CICA Handbook Sections 1581, Business Combinations, and 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that are equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”).

Section 1582 and Sections 1601 and 1602 are applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011 with early adoption of these sections is permitted, provided all three sections are adopted at the same time. The Company has adopted these sections effective January 1, 2010.

Future Accounting Policies

In February 2008, the Canadian Accounting Standards Board confirmed that publicly-listed companies will adopt IFRS for interim and annual financial statements relating to fiscal years commencing on or after January 1, 2011. The transition to IFRS will require a restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. IFRS uses a conceptual framework similar to GAAP, but there are significant differences in recognition, measurement and disclosure requirements. For a summary of the Company’s preparedness to transition to IFRS see “Status of the Company’s Preparedness to Transition to IFRS” below.

Note 2 of the Company’s consolidated financial statements for the year ended December 31, 2010 describes all of Primero’s significant accounting policies.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management has identified the following critical accounting policies and estimates; many of these accounting policies were introduced for the first time in 2010 with the acquisition of the San Dimas mine.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Inventories

Finished goods, work-in-process and stockpiled ore are valued at the lower of average production cost and net realizable value.

The Company records the costs of mining ore in process as work-in-process inventories measured at the lower of cost and estimated net realizable value. These costs are charged to earnings and included in operating expenses on the basis of ounces of gold recovered. The estimates and assumptions used in the measurement of work-in-process inventories include quantities of recoverable ounces of gold in the mill processing circuits and the price per gold ounce expected to be realized when the ounces of gold are recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write down the carrying amounts of its work-in-process inventories, which would reduce the Company’s earnings and working capital. At December 31, 2010, the average costs of inventories are significantly below their net realizable values.

Mining Interests and impairment testing

The Company records mining interests at cost. Exploration costs are capitalized.

A significant portion of the Company’s mining properties are depleted using the unit-of-production method. Under the unit-of-production method, depletion of mining properties is based on the amount of reserves expected to be recovered from the mines. If estimates of reserves expected to be recovered prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the metal price forecasts or otherwise, to reduce the amount of reserves expected to be recovered, the Company could be required to write down the carrying amounts of its mining properties, or to increase the amount of future depletion expense, both of which would reduce the Company’s earnings and net assets.

The Company reviews and evaluates its mining properties for impairment annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. For producing properties, this assessment is based on the expected undiscounted future net cash flows to be generated from the mines. For non-producing properties, this assessment is based on whether factors that indicate the need for a write-down are present. If the Company determines there has been an impairment because its prior estimates of future net cash flows have proven to be inaccurate, due to reductions in the metal price forecasts, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write down the carrying amounts of its mining properties, which would reduce the Company’s earnings and net assets. At December 31, 2010, the Company assessed the change in factors which may indicate a need for impairment at each of its mining properties, which indicated that the properties’ estimated undiscounted net cash flows are in excess of their carrying values.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Plant and equipment are depreciated over their estimated useful lives. In some instances, the estimated useful life is determined to be the life of mine in which the plant and equipment is used. If estimates of useful lives including the economic lives of mines prove to be inaccurate, the Company could be required to write down the carrying amounts of its plant and equipment, or to increase the amount of future depreciation expense, both of which would reduce the Company’s earnings and net assets.

Fair value of assets purchased in a business combination

The Company’s business combinations are accounted for using the acquisition method of accounting whereby assets acquired and liabilities assumed are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair values is recorded as goodwill. No goodwill has been recorded to date.

Assumptions underlying fair value estimates are subject to significant risks and uncertainties, which if incorrect could lead to an overstatement of the mineral properties of the Company which would then be subject to an impairment test as described above.

Reclamation and closure cost obligations

The Company has an obligation to reclaim its mining properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards. Canadian GAAP requires the Company to recognize the fair value of a liability for an asset retirement obligation, such as site closure and reclamation costs, in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company records the estimated present value of future cash flows associated with site closure and reclamation as liabilities when the liabilities are incurred and increases the carrying values of the related assets by the same amount. At the end of each reporting period, the liabilities are increased to reflect the passage of time (accretion expense). Adjustments to the liabilities are also made for changes in the estimated future cash outflows underlying the initial fair value measurements which result in a corresponding change to the carrying values of the related assets. The capitalized asset retirement costs are amortized to earnings over the life of the related assets using the unit-of-production method.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Future tax assets and liabilities

The Company recognizes the future tax benefit related to future income tax assets and sets up a valuation allowance against any portion of those assets that it believes is not more likely than not to be realized. Assessing the recoverability of future income tax assets requires management to make significant estimates related to expectations of future taxable income, applicable tax strategies and the expected timing of the reversals of existing temporary differences. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning strategies if the strategies are feasible and implementable without significant obstacles.

The Company recognizes current income tax benefits when it is more likely than not, based on technical merits, that the relevant tax position will be sustained upon examination by applicable tax authorities. The more likely than not criteria is a matter of judgment based on the individual facts and circumstances of the relevant tax position evaluated in light of all available evidence.

The recoverability of future income tax assets and the recognition and measurement of uncertain tax positions are subject to various assumptions and management judgment. Actual results may differ from these estimates. In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates could occur that materially affect the amounts of future income tax assets and liabilities recorded at December 31, 2010.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Stock-based compensation

For equity-settled awards, the fair value of the award is charged to the statement of operations and credited to contributed surplus rateably over the vesting period, after adjusting for the number of awards that are expected to vest. The fair value of the awards is determined at the date of grant using the Black-Scholes option pricing model. To the extent that the inputs into the Black-Scholes pricing model are inaccurate, there could be an increase or decrease to the stock-based compensation charge to the Statement of Operations.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

CAPITAL MANAGEMENT

The Company manages its common shares, stock options, common share purchase warrants and debt as capital. The Company’s objectives in managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. To meet this objective, the Company will ensure it has sufficient cash resources to pursue the exploration and development of its mining properties and fund potential acquisitions and future production in the San Dimas mine.

To support these objectives the Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue shares, issue debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents. In order to maximize its funding available for operations, as well as exploration and development efforts, the Company does not pay out dividends.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments with maturities 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations. The Company is subject to a number of externally imposed capital requirements relating to its debt. The requirements are both financial and operational in nature; the Company has complied with all such requirements during the period.

FINANCIAL INSTRUMENTS

The Company’s financial instruments at December 31, 2010 and December 31, 2009 consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities, the convertible note and promissory note. The Company has designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Receivables are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities, the convertible note, the promissory note and the value added tax (“VAT”) loan, are classified as other financial liabilities, which are measured at amortized cost.

At December 31, 2010, the carrying amounts of receivables, accounts payable and accrued liabilities and the VAT loan are considered to be reasonable approximation of their fair values due to their short-term nature.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

The fair value of the convertible note liability was determined using a discounted future cash-flow analysis. The fair value of the promissory note upon initial recognition was considered to be its face value less any transaction costs. The fair value of the phantom share plan liability was calculated based on the intrinsic value of the units at the reporting date.

Derivative instruments - Embedded derivatives

Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no material embedded derivatives requiring separate accounting at December 31, 2010 or December 31, 2009.

RISKS AND UNCERTAINTIES

Financial instrument risk exposure

The following describes the types of financial risks to which the Company’s financial instruments are exposed and its objectives and policies for managing those risk exposures:

(a)	Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade receivables; however, it also arises on cash. To mitigate exposure to credit risk on financial assets, the Company limits the concentration of credit risk, ensures non-related counterparties demonstrate minimum acceptable credit worthiness and ensures liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk with non- related parties. The Company invests its cash in highly rated financial institutions and sells its products exclusively to organizations with strong credit ratings. Those with whom trade receivables balances are held, previously transacted with the former owners of the mine, and the history of default was minimal, as such, the credit risk associated with trade receivables at December 31, 2010 is considered to be negligible. The $80.6 million VAT receivable is due from the Government of Mexico and is considered to be fully recoverable.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

The Company’s maximum exposure to credit risk at December 31, 2010 and 2009 is as follows:

	2010	2009
	$	$

Cash	58,298	1,018
Receivables	97,481	158

(b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company is developing a planning, budgeting and forecasting process to help determine the funds required to support its normal operating requirements on an ongoing basis and its expansionary plans.

In the normal course of business, the Company enters into contracts and performs business activities that give rise to commitments for future minimum payments. The following table summarizes the contractual maturities of the Company’s financial liabilities and operating and capital commitments at December 31, 2010:

	Within		Over
	1 year	2-5 years	5 years	Total
	$	$	$	$
Accounts payable and accrued liabilities	37,358	-	-	37,358
Convertible debt and interest	1,800	61,800	-	63,600
Promissory note and interest	5,000	58,208	-	63,208
VAT loan and interest	71,540	-	-	71,540
Minimum rental and operating lease payments	1,507	1,154	-	2,661
Reclamation and closure cost obligations	-	-	17,064	17,064
Commitment to purchase plant and equipment	1,733	-	-	1,733
	118,938	121,162	17,064	257,164

The Company expects to discharge its commitments as they come due from its existing cash balances, cash flow from operations and collection of receivables. In 2011, the Company expects to recover its $80.6 million VAT receivable, which it will use to repay the $71.5 million VAT loan and accrued interest.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

(c)	Market risk

	(i)	Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. Exchange rate fluctuations may affect the costs incurred in the operations. Gold is sold in U.S. dollars and costs are incurred principally in U.S. dollars and Mexican pesos. The appreciation of the Mexican peso against the U.S. dollar can increase the costs of gold production and capital expenditures in U.S. dollar terms. The Company also holds cash that is denominated in Canadian dollars and Mexican pesos which are subject to currency risk. The Company’s equity is denominated in Canadian dollars; the convertible U.S. dollar debt held by DMSL is convertible into equity at a fixed Canadian dollar price, as such the Company is subject to currency risk if the Canadian dollar depreciates against the U.S. dollar.

During 2010, the Company recognized a loss of $113,000 on foreign exchange (2009 - loss of $19,000). Based on the above net exposures at December 31, 2010, a 10% depreciation or appreciation of the Mexican peso against the U.S. dollar would result in a $2.5 million increase or decrease in the Company’s after-tax net earnings (loss); and a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in a $1.8 million increase or decrease in the Company’s after- tax net earnings (loss).

The Company does not currently use derivative instruments to reduce its exposure to currency risk, however, management monitors its differing currency needs and tries to reduce its exposure to currency risks through exchanging currencies at what are considered to be optimal times.

	(ii)	Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the financial instruments will fluctuate because of changes in market interest rates. The exposure to interest rates is monitored.The Company has very limited interest rate risk as the net exposure of financial instruments subject to floating interest rates is not material.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

(iii)	Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in commodity prices. Profitability depends on metal prices for gold. Metal prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major producing countries throughout the world. This risk includes the fixed price contracted sales of silver and associated taxation. The Company may enter into derivative financial instruments to manage its exposure to commodity price risk, however, at this time, the Company has elected not to do so.

Other risks and uncertainties

Exploration, development and operating risk

Mining operations generally involve a high degree of risk. Primero’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold and silver including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although appropriate precautions to mitigate these risks are taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is difficult to ensure that the exploration or development programs planned by Primero will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade, metallurgy and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

The exact effect of these factors cannot be accurately predicted, but the combination of any of these factors may result in Primero not receiving an adequate return on invested capital.

There is no certainty that expenditures made by Primero towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

Commodity prices

The price of the common shares of the Company, Primero’s financial results and exploration, development and mining activities are significantly adversely affected by declines in the price of gold and, to a limited extent, silver. Gold and silver prices fluctuate widely and are affected by numerous factors beyond Primero’s control such as the sale or purchase of metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major metals-producing countries throughout the world. The price of gold and silver has fluctuated widely in recent years, and future serious price declines could cause continued development of and commercial production from Primero’s properties to be impracticable. Depending on the price of gold and silver, cash flow from mining operations may not be sufficient and Primero could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties. Future production from the San Dimas Mines is dependent on gold and silver prices that are adequate to make these properties economic.

Furthermore, reserve calculations and life-of-mine plans using significantly lower gold and silver prices could result in material write-downs of Primero’s investment in mining properties and increased amortization, reclamation and closure charges.

Silver contract

As part of the acquisition of the San Dimas Mine, Primero assumed obligations under two silver purchase agreements. The Company’s Mexican subsidiary has the obligation to sell all the silver produced at the San Dimas Mine, above certain annual threshold amounts, to the Company’s subsidiary, Silver Trading (Barbados) Ltd. (“Silver Trading”) at market prices. Silver Trading has the obligation to sell all of the San Dimas silver to Silver Wheaton Caymans at the lesser of approximately $4 per ounce (adjusted for annual inflation) or market prices.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

The Company’s Mexican subsidiary computes income taxes based on selling all silver produced at the San Dimas Mine at market prices. The losses incurred by Silver Trading from purchasing silver at market prices and selling silver at the lesser of approximately $4 per ounce and market prices have no tax benefit since Barbados is a low tax jurisdiction. From a consolidated perspective, therefore, the silver sales to Silver Wheaton Caymans realize approximately $4 per ounce, however, the Company records income taxes based on sales at market prices.

The higher the market price of silver, the more taxes the Company’s Mexican subsidiary will record. Generally, the market price of gold moves in the same direction as changes in the market price of silver. If the ratio between the market prices changes in favour of silver, the Company will be adversely affected. If the ratio moves significantly outside historical rates, the Company’s cash flow may not be sufficient to fund its obligations and Primero could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties.

Uncertainty in the estimation of reserves and mineral resources

The figures for reserves and mineral resources contained in this MD&A are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that reserves could be mined or processed profitably. There are numerous uncertainties inherent in estimating reserves and mineral resources, including many factors beyond Primero’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold or silver recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Fluctuation in gold and, to a lesser extent, silver prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of reserves and mineral resources, or of Primero’s ability to extract these reserves, could have a material adverse effect on Primero’s results of operations and financial condition. See also “Cautionary Note to United States Investors” below.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Uncertainty relating to inferred mineral resources

Inferred mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven and probable mineral reserves as a result of continued exploration.

Need for additional mineral reserves

Because the San Dimas Mines have limited lives based on proven and probable mineral reserves, Primero will be required to continually replace and expand its mineral reserves as its mines produce gold and silver. Primero’s ability to maintain or increase its annual production of gold and silver will be dependent in significant part on its ability to expand mineral reserves at existing mines, to bring new mines into production and to complete acquisitions.

Indebtedness

Primero has significant consolidated indebtedness, including the indebtedness to DMSL under the promissory note and convertible note and indebtedness under the VAT loan. As a result of this indebtedness, Primero will be required to use a portion of its cash flow to service principal and interest on its debt, which will limit the cash flow available for other business opportunities.

Primero’s indebtedness could have important consequences to Primero and the value of the common shares of the Company, including:

  limiting Primero’s ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, execution of Primero’s growth strategy or other purposes;

  limiting Primero’s ability to use operating cash flow in other areas of the business because a portion of these funds must be dedicated to service the debt;

  increasing Primero’s vulnerability to general adverse economic and industry conditions, including increases in interest rates;

  limiting Primero’s ability to capitalize on business opportunities and to react to competitive pressures and adverse changes in government regulation; and

  limiting Primero’s ability or increasing the costs to refinance indebtedness.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Given the covenants imposed under the indebtedness and the restrictions on incurring additional debt under the San Dimas Silver Purchase Agreement, Primero may be significantly limited in its operating and financial flexibility, limited in its ability to respond to changes in its business or competitive activities and may be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. A failure to comply with covenants under these debt agreements or any other additional debt agreements entered into by Primero, including a failure to meet applicable financial tests or ratios, would likely result in an event of default under the debt agreements and would allow the lenders to accelerate the debt under these agreements. If the debt is accelerated, Primero’s assets may not be sufficient to repay such debt in full.

Additional capital

The mining, processing, development and exploration of Primero’s properties, may require substantial additional financing, including capital for expansion of mining operations at the San Dimas Mine in accordance with Primero’s business plans. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of Primero’s properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to Primero. Declines in gold and silver prices could have the result of making additional capital unavailable to Primero.

Exchange rate fluctuations

Exchange rate fluctuations may affect the costs that Primero incurs in its operations. Revenues from sales of gold and silver are in United States dollars, whereas the Company’s expenses associated with gold and silver production are incurred principally in United States dollars, Canadian dollars and Mexican pesos. In the recent past, the Mexican peso has experienced high volatility which has affected the results of San Dimas operations. The appreciation of non-United States dollar currencies against the United States dollar can increase the cost of gold and silver production and capital expenditures in United States dollar terms, with the result that the Company’s profitability would decrease.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Title to property

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims, as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties. There is no guarantee that title to the properties comprising the San Dimas Mine will not be challenged or impugned. Mineral property interests may be subject to prior unrecorded agreements or transfers or the claims of local people and title may be affected by undetected defects. There may be valid challenges to the title of these properties which, if successful, could require the Company to modify its operations or plans for development of the San Dimas Mine.

There can be no assurance that the Company will be able to secure the grant or the renewal of mining concessions on terms satisfactory to it, or that governments in the jurisdictions in which the properties comprising the San Dimas Mine are situated will not revoke or significantly alter such permits or other tenures or that such mining concessions will not be challenged or impugned. Third parties may have valid claims underlying portions of the Company’s interests and the mining concessions may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. If a title defect exists, it is possible that the Company may lose all or part of its interest in the properties comprising the Sans Dimas Mine or any property it may acquire.

Local groups

An Ejido is a communal ownership of land recognized by the federal laws in Mexico. While mineral rights are administered by the federal government through federally issued mining concessions, an Ejido controls surface rights over communal property through a board of directors which is headed by a president. An Ejido may also allow individual members of the Ejido to obtain title to specific parcels of land and thus the right to rent or sell the land. While the Company has written agreements with the Ejido’s that impact the San Dimas Mine, these agreements are subject to renegotiation. Changes to the existing agreements may have a significant impact on operations at San Dimas Mine. In the event that the Company conducts activities in areas where no written agreements exist with owners which are Ejidos, the Company may face some form of protest, road blocks, or other forms of public expressions against the Company’s activities. If the Company is not able to reach an agreement for the use of the lands with the Ejido, the Company may be required to modify its operations or plans for the development of the San Dimas Mine.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Government regulations, consents and approvals

Exploration and development activities and mining operations at San Dimas are subject to laws and regulations governing health and work safety, employment standards, environmental matters, mine development, prospecting, mineral production, exports, taxes, labour standards, reclamation obligations and other matters. It is possible that future changes in applicable laws, regulations, agreements or changes in their enforcement or regulatory interpretation could result in changes in legal requirements or in the terms of permits and agreements applicable to the Company or the San Dimas properties which could have a material adverse impact on the Company’s operations and exploration program and future development projects. Where required, obtaining necessary permits and licences can be a complex, time consuming process and there can be no assurance that required permits will be obtainable on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company from proceeding with the development of an exploration project or the operation or further development of a mine. Any failure to comply with applicable laws and regulations or permits, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or material fines, penalties or other liabilities, which could have an adverse effect on the business, financial condition or results of operation of the Company. Due to stringent government regulation, the Company may experience difficulties in obtaining permits for the use of explosives in Mexico and these difficulties could interrupt operations at the San Dimas Mine.

Environmental risks and hazards

Primero’s operations at San Dimas are subject to Mexican and applicable state environmental regulation. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Primero’s results of operations. Environmental hazards may exist at the San Dimas Mine which are unknown to Primero at present and which have been caused by previous or existing owners or operators of the properties.

Government approvals and permits are currently, and may in the future be, required in connection with operations at the San Dimas Mine. To the extent such approvals are required and not obtained, Primero may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Primero and its results of operations and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Operations at the San Dimas Mine may cause damage to the environment, which could lead to government environmental authorities imposing fines, total or partial closures, compensatory measures or mandated investment in infrastructure. Examples of environmental damage that could result from operations include, but are not limited to, industrial fires, forest fires, oil spills, tailings dam spills, unforeseen emissions to the atmosphere and hazardous material soil filtrations.

The San Dimas Mine is presently involved in an environmental certification process. As part of this process, the Company may be required to invest in new facilities, systems, infrastructure or buildings or undertake compensatory measures such as reforestation, dam dredging, soil cleansing, and flora and wildlife preservation measures.

San Dimas tailings management risks

Although Primero believes the design and operation of tailings containment sites in the San Dimas district complies with existing permits and legal requirements in Mexico, existing tailings containment sites do not comply with international guidelines. Tailings containment sites which existed at the time of DMSL’s acquisition of the San Dimas Mine were not subjected to comprehensive geotechnical investigation before construction, normal safety factors in dam design, seepage monitoring or control, or controls on public or wildlife access to cyanide solution ponds or pumping installations. Work was undertaken to address the deficiencies with the tailings management aspect of the operations and capital investments were initiated in 2005 to upgrade the containment structures and tailings operations.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

The Company anticipates that further expenditures will be required to maintain compliance with applicable environmental regulations, which are becoming more stringent and can be expected to become more aligned with international guidelines in the future. The Company will incur environmental liability for mining activities conducted both prior to and after it acquires ownership of the San Dimas Mine. To the extent that the Company is subject to uninsured environmental liabilities, the payment for such liabilities would reduce funds otherwise available and could have a material adverse effect on the Company. Should the Company be unable to fund fully the cost of remedying an environmental problem, the Company may be required to suspend operations or enter into interim compliance measures pending completion of required remediation, which could have a material adverse effect on the Company.

Labour and employment matters

Production at the San Dimas Mines is dependent upon the ability of Primero to continue to maintain good relations with its employees and the unions. In addition, relations between Primero and its employees may be impacted by changes in the scheme of labour relations which may be introduced by the relevant governmental authorities in Mexico. Adverse changes in such legislation or in the relationship between Primero with its employees and unions at the San Dimas Mine may have a material adverse effect on Primero’s business, results of operations and financial condition.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Unusual or infrequent weather phenomena, terrorism, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations. With respect to the San Dimas Mine, any interruption in power supply from the hydroelectric project could adversely impact on operations at the San Dimas Mine.

Insurance and uninsured risks

Operations at the San Dimas Mine are subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, hurricanes and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Primero’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Although Primero maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations. Primero may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration and production is not generally available to Primero or to other companies in the mining industry on acceptable terms. Primero might also become subject to liability for pollution or other hazards which may not be insured against or which Primero may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Primero to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Competition

The mining industry is competitive in all of its phases. Primero faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious and base metals. Many of these companies have greater financial resources, operational experience and technical capabilities than Primero. As a result of this competition, Primero may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, Primero’s revenues, operations and financial condition could be materially adversely affected.

Risks inherent in acquisitions

The Company is actively pursuing the acquisition of exploration, development and production assets consistent with its acquisition and growth strategy. From time to time, the Company may also acquire securities of or other interests in companies with respect to which it may enter into acquisitions or other transactions. Acquisition transactions involve inherent risks, including but not limited to:

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

  accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;

  ability to achieve identified and anticipated operating and financial synergies;

  unanticipated costs;

  diversion of management attention from existing business;

  potential loss of the Company’s key employees or key employees of any business acquired;

  unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and

  decline in the value of acquired properties, companies or securities.

Any one or more of these factors or other risks could cause the Company not to realize the anticipated benefits of an acquisition of properties or companies, and could have a material adverse effect on the Company’s financial condition.

Acquisition identification and integration Risks

While the Company may seek acquisition opportunities consistent with its growth strategy, there is no assurance that the Company will be able to identify projects or companies that are suitable or that are available for sale at reasonable prices or that it will be able to consummate any acquisition, or integrate any acquired business into its operations successfully. Acquisitions may involve a number of special risks, circumstances or legal liabilities. These and other risks related to acquiring and operating acquired properties and companies could have a material adverse effect on the Company’s results of operations and financial condition.

To acquire properties and companies, the Company may be required to use available cash, incur debt, issue additional common shares of the Company or other securities, or a combination of any one or more of these. This could affect the Company’s future flexibility and ability to raise capital, to operate, explore and develop its properties and could dilute existing shareholders and decrease the trading price of the common shares of the Company. There is no assurance that when evaluating a possible acquisition, the Company will correctly identify and manage the risks and costs inherent in the business to be acquired. Restrictions on incurring additional indebtedness in the San Dimas Silver Purchase Agreement may limit the ability of the Company to borrow to finance acquisitions.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

There may be no right for the Company shareholders to evaluate the merits or risks of any future acquisition undertaken by the Company, except as required by applicable laws and regulations.

Foreign operations risks

All of the Company’s mining and mineral exploration operations are conducted in Mexico and as such Primero’s operations will be exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism; hostage taking; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude in Mexico may adversely affect Primero’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on Primero’s operations or profitability.

Mining operations in Mexico

The San Dimas Mine is located, and the Company’s mineral exploration activities are conducted, in the States of Durango and Sinaloa, Mexico. Mexico is a developing country and obtaining financing or finding or hiring qualified people or obtaining all necessary services for the Company’s operations in Mexico may be difficult. Mexico’s status as a developing country may make it more difficult for the Company to attract investors or obtain any required financing for its mining projects. The Company also hires some of its employees or consultants in Mexico to assist it in conducting its operations in accordance with Mexican laws and purchases certain supplies and retains the services of various companies in Mexico to meet its business plans. It may be difficult to find or hire qualified people in the mining industry who are situated in Mexico or to obtain all the necessary services or expertise in Mexico or to conduct operations on its projects at reasonable rates. If qualified people and services or expertise cannot be obtained in Mexico, the Company may need to seek and obtain those services from people located outside Mexico, which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Company to conduct its operations in Mexico.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Key personnel

The Company’s ability to successfully operate the San Dimas Mine and execute on its business strategy depends on its key executives and on certain operating personnel in Canada and Mexico. The Company’s ability to manage administration, production, exploration and development activities and acquisition strategies, and hence its success, will depend in large part on the efforts of these individuals. The Company cannot be certain that it will be able to retain such personnel or attract a high calibre of personnel in the future. As such, the loss of any key officer of the Company could have an adverse impact on the Company, its business and its financial position. The Company has not purchased any “key-man” insurance with respect to any of its directors or officers as of the date hereof. The Company faces intense competition for qualified personnel, and the loss of the services of one or more of such key personnel could have a material adverse effect on the Company’s business or operations.

Conflicts of interest

The directors and officers of the Company are directors and officers of other companies, some of which are in the same business as the Company. In particular, Mr. Nesmith and Mr. Luna are each directors of Silver Wheaton with which the Company has entered into the San Dimas Silver Purchase Agreement. The directors and officers of the Company are required by law to act in the best interests of the Company. They have the same obligations to the other companies in respect of which they act as directors and officers. Discharge by the directors and officers of their obligations to the Company may result in a breach of their obligations to the other companies and, in certain circumstances, this could expose the Company to liability to those companies. Similarly, discharge by the directors and officers of their obligations to the other companies could result in a breach of their obligation to act in the best interests of the Company. Such conflicting legal obligations may expose the Company to liability to others and impair its ability to achieve its business objectives.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

STATUS OF THE COMPANY’S PREPAREDNESS TO TRANSITION TO IFRS

The Company is significantly through the process to transition from Canadian GAAP to IFRS. The Audit Committee has received regular progress reports on the status of the IFRS implementation project and will continue to receive reports through the remainder of the changeover. The Company added an internal IFRS resource in August 2010 to aid with the transition.

An assessment has been performed of the key areas where changes to current accounting policies may be required. This assessment has been re-examined since the acquisition of the San Dimas Mine. The following provides a summary of the Company’s evaluation of potential changes in key areas based on the current standards and guidance within IFRS. The International Accounting Standards Board has a number of ongoing projects, the outcome of which may have an effect on the changes required to the Company’s accounting policies upon adoption of IFRS. Management will continue to review new standards, however, at the present time it is not aware of any significant changes prior to the adoption of IFRS that would affect the summary below.

Mining interests

IFRS currently allows an entity to retain its existing accounting policies related to the exploration and evaluation of mineral properties, subject to some restrictions. Upon the transition to IFRS, the Company expects to change its current policy relating to exploration and evaluation expenditure. Currently, the Company defers all expenditures related to its mineral properties until such time as the properties are put into commercial production, sold or abandoned. The new policy of the Company shall be to defer only those costs which are expected to be recouped by future exploitation or sale; these costs must have been incurred at sites where substantial exploration and evaluation activities have identified a mineral resource with sufficient certainty that permit a reasonable assessment of the existence of commercially recoverable reserves.

The change in accounting policy will be applied retrospectively in accordance with the guidance under IFRS 1 –First-time adoption of International Financial Reporting Standards. The change shall result in approximately $1.3 million of costs previously deferred in relation to the Ventanas property being expensed; this shall be an adjustment to opening deficit in the opening balance sheet of the Company (see preliminary opening balance sheet below).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Plant and equipment

Under Canadian GAAP, costs incurred for plant and equipment on initial recognition are allocated to significant components when practicable. Costs incurred subsequent to the initial purchase of plant and equipment are capitalized when they constitute a betterment, which occurs when the productive capacity or useful life of an existing asset is increased or when the associated operating costs is decreased. Otherwise, these costs are expensed. Under IFRS, costs incurred for plant and equipment on initial recognition are allocated to significant components, capitalized and depreciated separately over the estimated useful lives of each component. Costs incurred subsequent to the initial purchase of plant and equipment are capitalized when it is probable that future economic benefits will flow to the Company over a period and the costs can be measured reliably. Upon capitalization, the carrying amount of components replaced, if any, are derecognized. As the majority of plant and equipment was purchased as a result of the acquisition of the San Dimas Mine in August 2010, there shall be no impact on the opening balance sheet as a result of this identified difference. The Company is in the process of componentizing assets acquired with San Dimas and is changing their accounting policy with regards to costs incurred subsequent to initial recognition of assets to be in-line with IFRS. There is not expected to be a material impact as a result of this difference at December 31, 2010.

The Company has decided to adopt the “cost model” under IAS 16 –Property, plant & equipment, for accounting for plant & equipment; this is consistent with the policy presently in place.

Impairment of assets

Canadian GAAP generally uses a two-step approach to impairment testing: first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists, and then measuring any impairment by comparing asset carrying values with discounted cash flows. IFRS uses a one-step approach for both testing and measurement of impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). This may potentially result in write downs where the carrying value of assets were previously supported under Canadian GAAP on an undiscounted basis, but could not be supported on a discounted cash flow basis. The Company does not expect this change will have an impact on its opening IFRS balance sheet.

Measurement of reclamation and closure cost obligations

Under IFRS, the Company’s obligation for reclamation and closure costs is measured based on management’s best estimate of future expenditures required to settle the obligation at the balance sheet date, discounted using the applicable country-specific risk-free rates. Under Canadian GAAP, this obligation is measured based on the fair value of future estimated expenditures using quoted market prices where applicable, discounted using the Company’s credit-adjusted risk-free rate. No liability has been recognized by the Company until the acquisition of the San Dimas Mine; at December 31, these changes would result in a non-material difference in the obligation recognized.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Further, IFRS requires the obligation to be re-measured as a result of a change in discount rate (with the new discount rate being applied to the obligation). Canadian GAAP does not require such a remeasurement. No liability has been recognized by the Company until the acquisition of the San Dimas Mine, and as such, no adjustments are expected as a result of the transition.

Foreign currency translation

IFRS utilizes a functional currency concept (currency of the primary economic environment in which the entity operates) to determine the method of measuring foreign currency translation. In addition, IFRS requires that the functional currency of the Company and its subsidiaries be determined separately. Canadian GAAP uses the concept of integrated and self-sustaining foreign operations. It has been determined that there will be no change in functional currencies of any of the group’s entities as a result of the transition to IFRS and so no adjustments are expected to the opening statement of financial position at January 1, 2010.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Share-based payment

IFRS and Canadian GAAP largely converge on the accounting for share-based transactions with a few differences. The following differences have been noted which will impact the Company upon transition to IFRS:

  5,500,000 options were awarded in July 2009 which, under both Canadian GAAP and IFRS were considered to have a grant date of June 28, 2010 (when amendments to the stock option plan, which were required before the options could be exercised, were approved by the Company’s shareholders). Canadian GAAP requires the expense relating to these options to be charged to the Statement of Operations from the grant date. However, IFRS requires compensation expense to be charged to the Statement of Operations with respect to stock-based compensation prior to the grant date if services are already being received with respect to the award. As such, a compensation expense should have been recorded with respect to these options starting from July 9, 2009 in order to comply with IFRS. The impact of this difference is that the charge to the Statement of Operations as a result of these awards does not change in total, but is charged to the Statement of Operations earlier. The impact is expected to be an increase to opening deficit and contributed surplus of approximately $0.9 million at the opening balance sheet date (see preliminary opening balance sheet below).

  The Company initiated a cash-settled Phantom Share Unit Plan in 2010. Under Canadian GAAP, a liability should be recorded over the vesting period of the unit, based on the intrinsic value of the unit. Under IFRS, the value is based on the fair value using an option pricing model. The difference between the two values is considered to be $nil and thus it is not expected to have a material impact on the financial statements of the Company.

Under IFRS, common share purchase warrants with exercise prices denominated in currencies other than the US dollar, the Company’s functional currency, are classified and presented as financial liabilities and measured at fair value, and common share purchase warrant issue costs are expensed. Under Canadian GAAP, all common share purchase warrants are presented as equity. Effective August 6, 2010, the Company determined that its functional currency had changed from the Canadian dollar to the United States dollar as a result of the acquisition of the San Dimas mine. At this point in time the common share purchase warrants were then denominated in a currency (Canadian dollars) other than that of the functional currency of the Company. As such, it is only from this point onwards that the presentation of the common share purchase warrants shall change from equity to liabilities. There will therefore be no impact on the IFRS opening balance sheet of the Company.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Income taxes

IFRS and Canadian GAAP largely converge on the principle for the recognition and measurement of income taxes, however, they have some different exceptions to the principle. The Company does not expect changes related to income taxes on transition to IFRS to result in significant changes to line items within its financial statements.

Convertible debt

Under IFRS, the convertible debt issued to DMSL is considered to include an embedded derivative. The derivative is the conversion option which is set at a fixed exchange rate to US dollars from the Canadian-denominated shares. The carrying amount of the debt, on initial recognition, is calculated as the difference between the proceeds of the convertible debt as a whole and the fair value of the embedded derivative. Subsequent to initial recognition, the derivative component is re-measured at fair value at each balance sheet date while the debt component is accreted to the face value of the debt using the effective interest rate. At present, management is determining whether this embedded derivative is material. As the debt was not issued until Q3, 2010, there is no impact on the opening balance sheet of the Company.

Revenue recognition

No differences with regards to revenue recognition have been noted for Primero upon the transition to IFRS based on the existing revenue recognition standards under IFRS. The International Accounting Standards Board and the United States Financial Accounting Standards Board are undertaking a joint project to develop a new, joint standard for revenue recognition. For IFRSs, the new standards are expected to replace the existing standards on revenue recognition, IAS 11 Construction Contracts and IAS 18 Revenue. An exposure draft of this proposed standard was released in June 2010 and the Board plans to publish a final standard in 2011. There are not expected to be any impacts to the revenue recognition policy of Primero as a result of this update to revenue recognition under IFRS.

Presentation and disclosure

Disclosure requirements under IFRS generally contain more detail than requirements under Canadian GAAP, which will result in more extensive financial statement note references. Management has considered the increased disclosure requirements and has assessed the required changes to the financial reporting processes to ensure the appropriate data is gathered; the changes are not considered significant.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

IFRS 1 – First-time adoption of International Financial Reporting Standards (“IFRS 1”)

IFRS 1 governs the first-time adoption of IFRS. In general, accounting policies adopted in accordance with IFRS are to be applied retrospectively. IFRS 1 allows certain exemptions from retrospective application. The Company intends to elect to apply just one exemption in preparing its first IFRS financial statements; this exemption is to not re-measure stock-based compensation expense relating to stock options and restricted share units granted after November 7, 2002 but which had vested as at January 1, 2010.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Preliminary IFRS opening balance sheet as at January 1, 2010

The following table displays the Company’s unaudited, preliminary IFRS opening balance sheet at January 1, 2010 reconciled from Canadian GAAP.

	Cdn GAAP	IFRS adjustment 1	IFRS adjustment 2	IFRS
	1-Jan-10			1-Jan-10
	US$000s			US$000s
Cash	1,018			1,018
Receivables	158			158
Prepaids	34			34
Mineral Interest	1,590		(1,314)	276
Total assets	2,800			1,486

Payables and accruals	(170)			(170)
Total liabilities	(170)			(170)

Share Capital	(2,755)			(2,755)
Warrants	(722)			(722)
Contributed surplus	(521)	(852)		(1,373)
Deficit:	1,506	852	1,314	3,672
Accumulated other comprehensive income	(138)			(138)
Total Equity	(2,630)			(1,316)

Total Equity & liabilities	(2,800)			(1,486)

Notes

IFRS adjustment 1 – This adjustment relates to the adjustment described above under Share-based payment.

IFRS adjustment 2 – This adjustment relates to the adjustment described above under Mining interests.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

The table below is a summary of the key elements of the Company’s changeover plan and the Company’s progress towards changeover to IFRS:

Key Activities	Milestones	Status
Accounting policies and procedures:
Identify differences between IFRS and the company’s existing policies and procedures Analyze and select ongoing policies when alternatives are permitted Revise accounting policies and procedures	Senior management approval and audit committee review of initial policy decisions by Q3 2010 and final decisions during Q4 2010 Revised accounting policies and procedures in place by changeover date
  Differences between the Company’s current accounting policies and those presented under IFRS have been identified.
  Final accounting policy decisions for key areas of the financial statements have received approval by senior management and have been reviewed by the audit committee at the point of writing this MD&A.

Financial statement preparation:
Prepare financial statements and note disclosures in compliance with IFRS Quantify the effects of converting to IFRS Prepare first-time adoption reconciliations
  Senior management approval of opening balance sheet for audit committee review during Q4 2010
  Senior management approval and audit committee review of financial statement format during Q4 2010 and full pro forma financial statements prior to changeover

  The opening balance sheet is complete and has been approved by the audit committee.
  Draft note disclosures have been drafted for the IFRS-compliant financial statements.
  The majority of the effects of conversion have been quantified and discussed above.

Training and communication:
  Ensure topic-specific training is received for the project team
  Establish company-wide awareness of the likely impacts of the transition
  Provide company-specific training on revised policies and procedures to impacted personnel
  Provide timely communication of the impacts of conversion to external stakeholders
Training resources accessed as topics commence Company-specific training provided prior to changeover date Impacts of conversion to IFRS communicated prior to changeover date
  Project team members and finance staff have received training on topics covered to date and will continue training through the changeover
  Communication to external stakeholders has been ongoing through MD&A disclosures.

Business impacts:
Identify impacts of conversion on contractual arrangements Identify impacts of conversion on taxation	Initial impacts on contracts identified by Q1 2010, final resolution by Q3 2010 Initial impact on taxation identified by Q1 2010, final resolution by Q4 2010
  The impact on contractual arrangements is under review.
  Preliminary assessment completed in Q1 2010 was that implications are not significant. Further analysis took place in Q4 2010 which confirmed the preliminary assessment.

IT systems:
  Identify changes required to IT systems and implement solutions
  Determine and implement solution for capturing financial information under Canadian GAAP and IFRS during the year of transition to IFRS (for comparative information)
	Necessary changes to IT systems implemented by the changeover date Assessment of information capture undertaken in Q4 2009	No significant changes are needed to IT systems as a result of the transition to IFRS. No required information is considered unavailable and therefore no changes required in advance of 2010.
Control environment:
  For all changes to policies and procedures identified, assess effectiveness of internal controls over financial reporting (“ICFR”) and disclosure controls and procedures (“DC&P”) and implement any necessary changes
  Design and implement internal controls over the IFRS changeover process
Sign-off by senior management on effectiveness of internal controls prior to changeover Internal controls over IFRS changeover process in place by end of 2009
  The Company has incorporated the internal control requirements in order to comply with NI 52-109 as a result of the listing of the Company’s shares on the TSX. The transition to IFRS is not considered to have any impact on internal control requirements.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Disclosure controls and procedures

As required by National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), management is responsible for establishing and maintaining disclosure controls and procedures. These responsibilities include: (i) designing the Company’s disclosure controls and procedures, or causing them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is known to them during the time period when quarterly and annual filings are being prepared; and (ii) evaluating the design, operation and effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the annual filings and causing the Company to disclose in this MD&A their conclusions about the design, operation and effectiveness of the disclosure controls and procedures based on such evaluation.

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the design, operation and effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported, within the time periods specified in the securities legislation

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Internal controls over financial reporting

The CEO and CFO have also designed internal controls over financial reporting, or have caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

As of December 31, 2010, an evaluation was carried out, under the supervision of the CEO and CFO, of the design and operating effectiveness of the Company’s internal controls over financial reporting as defined in NI 52-109. Based on this evaluation, the CEO and CFO concluded that the internal controls over financial reporting are designed and were operating effectively as at December 31, 2010 to provide reasonable assurance that the Company’s financial reporting is reliable and that the preparation of the Company’s financial statements for external purposes were prepared in accordance with GAAP.

Readers are cautioned that any controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Due to the inherent limitations in all controls systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Limitation on scope of design

In accordance with NI 52-109, a company may limit its design of disclosure controls and procedures and internal controls over financial reporting to exclude the controls, policies and procedures of a business that it acquired not more than 365 days before the end of the relevant financial period (i.e. not more than 365 days before December 31, 2010). The Company’s management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has limited the scope of the design of the Company’s disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures at the San Dimas Mine, which was acquired on August 6, 2010. The San Dimas Mine constitutes approximately 90% of total assets, 90% of net assets, 100% of earnings from mine operations and 65% of net loss of the consolidated financial statement amounts as at and for the year ended December 31, 2010.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Cautionary Statement on Forward-Looking Statement Information

Certain statements made and information contained in this MD&A constitute “forward-looking information” within the meaning of Canadian securities laws, for example, references to the possibility of acquiring producing or near-term producing precious metals assets, future gold and silver production and the requirement for future financings. Forward –looking information and statements in this MD&A include those that relate to:

  the ability of the Company to expand production at the San Dimas Mine , the ability of the Company to successfully integrate and operate the San Dimas Mines, the ability of the Company to identify appropriate acquisition opportunities, or if an opportunity is identified, to conclude a transaction on satisfactory terms, the actual results of exploration activities, including the ability of the Company to continue the historical conversion of resources to reserves at the San Dimas Mine, actual results of reclamation activities at the San Dimas Mine, the estimation or realization of Mineral Reserves and Resources, the timing and amount of estimated future production, capital expenditures and costs, including forecasted cash costs, the timing of the development of new mineral deposits,
  the Company’s requirements for additional capital and ability to complete future financings, future prices of precious and base metals,
  expected ore grades, recovery rates, and throughput
  that plant, equipment or processes will operate as anticipated, accidents, labour disputes, road blocks and other risks of the mining industry, the ability of the Company to obtain governmental approvals or permits in connection with the continued operation and development of the San Dimas Mine, the ability of the Company to comply with environmental, safety and other regulatory requirements,

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010
  the completion of development or construction activities,
  expectations regarding currency fluctuations,
  title disputes relating to the Company’s properties,
  the timing and possible outcome of pending litigation

Such forward-looking information is necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The assumptions made by the Company in preparing the forward looking information contained in this MD&A, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this MD&A; assumptions relating to the existence of companies that may wish to dispose of producing or near-term producing precious metals assets,; that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to or loss of equipment, whether as a result of natural occurrences including flooding, political changes, title issues, intervention by local landowners, loss of permits, or environmental concerns or otherwise; that there are no disruptions in the supply of power from the Las Truchas power generation facility, whether as a result of damage to the facility or unusually limited amounts of precipitation; that development and expansion at San Dimas proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remain consistent with current levels or as set out in this press release; that prices for gold and silver remain consistent with the Company's expectations; that prices for key mining supplies, including labour costs and consumables, remain consistent with the Company's current expectations; that production meets expectations; that Company’s current estimates of mineral reserves, mineral resources, mineral grades and mineral recovery are accurate; that the Company identifies higher grade veins in sufficient quantities of minable ore in the Central Block and Sinaloa Graben; that the geology and vein structures in the Sinaloa Graben are as expected; that the Company completes the Sinaloa Graben/Central Block tunnel; that the ratio of gold to silver price is maintained in accordance with the Company’s expectations; and that there are no material variations in the current tax and regulatory environment; that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Mexico will continue to support the development of environmentally safe mining projects.

No assurance can be given as to whether these assumptions will prove to be correct. These assumptions should be considered carefully by investors. Investors are cautioned not to place undue reliance on the forward-looking information and statements or the assumptions on which the Company’s forward-looking information and statements are based.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, delays in completion of the mill expansion, exploration and development plans; insufficient capital to complete mill expansion, development and exploration plans; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; inability to complete the Sinaloa Graben/Central Block tunnel or other development; mining risks, including unexpected formations and cave-ins, which delay operations or prevent extraction of material; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company's stock price; landowner dissatisfaction and disputes; delays in permitting; damage to equipment; labour disruptions; interruptions. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

Investors are advised to carefully review and consider the risk factors identified in this MD&A under the heading “Risk Factors” and in the Company’s short form prospectus dated July 9, 2010 under the heading “Risk Factors” for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Investors are further cautioned that the foregoing list of assumptions and risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this MD&A. The forward-looking information and statements contained in this MD&A are made as of the date hereof and, accordingly, are subject to change after such date.

The Company does not undertake to update any forward-looking information, except as, and to the extent, required by applicable securities laws. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Cautionary Note for United States Investors

As a British Columbia corporation and a “reporting issuer” under Canadian securities laws, the Company is subject to certain rules and regulations issued by Canadian Securities Administrators. The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, on security of samples and mineral reserve estimates under NI 43-101. Further, the Company describes any mineral resources associated with its properties utilizing terminology such as “inferred” or “indicated” which are terms recognized by Canadian regulators under NI 43-101 but not recognized by the United States’ Securities and Exchange Commission.

On behalf of the Board

Joseph F. Conway
President, CEO and Director